Exhibit 2.1

STOCK PURCHASE AGREEMENT

between

AVANGRID ENTERPRISES, INC.

and

UNITIL CORPORATION

dated as of

March 31, 2025

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of March 31, 2025, is entered into between Avangrid Enterprises, Inc., a Maine corporation (“Seller”), and Unitil Corporation, a New Hampshire corporation (“Buyer”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of common stock, with no par value per share (the “Shares”), of Maine Natural Gas Company, a Maine corporation (the “Company”);

WHEREAS, the Company owns and operates a natural gas utility business serving customers in the State of Maine (the “Business”);

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Shares, subject to the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms have the meanings specified or referred to in this ARTICLE I:

“2016 MPUC ARP Order” means the MPUC’s June 1, 2016 Order Approving Stipulation in Docket No. 2015-00005, Maine Natural Gas Corporation, Request for Approval of an Alternative Rate Plan (ARP) and Establishment of Starting Point Rates.

“Acquisition Proposal” has the meaning set forth in Section 5.03(a).

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity, or any proceeding with respect to the foregoing.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 6.05(c).

“Ancillary Documents” means the Transition Services Agreement and the Parent Guaranty.

“Annual Financial Statements” has the meaning set forth in Section 3.06.

“AR Certificate” has the meaning set forth in Section 2.04(b)(i).

“Balance Sheet” has the meaning set forth in Section 3.06.

“Balance Sheet Date” has the meaning set forth in Section 3.06.

“Basket” has the meaning set forth in Section 8.04(a).

“Benefit Plan” has the meaning set forth in Section 3.20(a).

“Business” has the meaning set forth in the recitals.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Hampton, New Hampshire and Portland, Maine are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnitees” has the meaning set forth in Section 8.02.

“Cap” has the meaning set forth in Section 8.04(a).

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. §§ 9601 et seq.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System established under CERCLA and now incorporated int the U.S. Environmental Protection Agency’s Superfund Enterprise Management System.

“Claim Threshold” has the meaning set forth in Section 8.04(a).

“Closing” has the meaning set forth in Section 2.05.

“Closing Date” has the meaning set forth in Section 2.05.

“Closing Date Payment” has the meaning set forth in Section 2.04(b)(vii).

“Closing Effective Time” means, (a) if Closing is effective on the last day of a month, 11:59 PM, New Hampshire time, on the last day of such month or (b) if Closing is effective on the first day of a month, 12:01 AM, New Hampshire time, on the first day of such month.

“Closing Indebtedness Certificate” means a certificate executed by the Chief Financial Officer of the Company certifying on behalf of the Company an itemized list of all outstanding Indebtedness as of the Closing and the Person to whom any such outstanding Indebtedness is owed and an aggregate total of any such outstanding Indebtedness.

“Closing Statement” has the meaning set forth in Section 2.04(b)(i).

“Closing Transaction Expenses Certificate” means a certificate executed by the Chief Financial Officer of the Company certifying on behalf of the Company the amount of Estimated Transaction Expenses remaining unpaid as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein), including an itemized list of each such unpaid Transaction Expense with a description of the nature of such expense and the Person to whom such expense is owed.

“Closing Working Capital” means: (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, in each case determined as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in Section 3.03(a).

“Company” has the meaning set forth in the recitals.

“Company Employee” means each employee of the Company.

“Company Intellectual Property” means the Intellectual Property that is owned, or purported to be owned, by the Company.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

“Company Shared IT Systems” means those IT Systems used by the Company that are not Company IT Systems.

“Company IT Systems” means those IT Systems owned, or purported to be owned, by the Company or used solely by the Company.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Current Assets” means cash and cash equivalents, accounts receivable, inventory and prepaid expenses, but excluding (a) the portion of any prepaid expense of which Buyer will not receive the benefit following the Closing, (b) deferred Tax Assets, (c) restricted cash and (d) receivables from any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“Current Liabilities” means (a) accounts payable, accrued Pre-Closing Taxes, accrued expenses, regulatory liabilities, and other current liabilities, and (b) unpaid Liabilities accrued, in each case as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein) for salary, wages, benefits, payroll, bonuses, commissions, paid time off and other Liabilities, including any Pre-Closing Taxes (including payroll, withholding and similar Taxes) payable thereon, including any termination pay or severance pay to any current or former employee of the Company payable on or before the Closing, but, for both of clauses (a) and (b) above, excluding deferred Tax liabilities due solely to timing difference between book and tax, Transaction Expenses and Indebtedness of the Company, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“Deductible” has the meaning set forth in Section 8.04(a).

“Direct Claim” has the meaning set forth in Section 8.05(c).

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement.

“Disputed Amounts” has the meaning set forth in Section 2.04(b)(iv).

“Dollars” or “$” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, covenant, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Attributes” means any emissions and renewable energy credits, energy conservation credits, benefits, offsets and allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) that have been held, allocated to or acquired for the development, construction, ownership, lease, operation, use or maintenance of the Company as of: (i) the date of this Agreement; and (ii) future years for which allocations have been established and are in effect as of the date of this Agreement.

“Environmental Claim” means any Action, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence of, Release of, or exposure to, any Hazardous Materials; or (b) any actual, or alleged in a writing received by Seller or the Company (or received by one of their Affiliates and relating to the Company), non-compliance with or violation of any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any Law, Governmental Order or binding agreement with any Governmental Authority: (a) relating to or governing Hazardous Materials or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient or indoor air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): CERCLA; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act of 1910, as amended, 7 U.S.C. §§ 136 et seq.; the Oil Pollution Act of 1990, as amended, 33 U.S.C. §§ 2701 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq, all of which as amended.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice in each case received by Seller or the Company (or received by one of their Affiliates and relating to the Company) (a) respecting any Environmental Claim or (b) relating to actual or alleged non-compliance with or violation of any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision, approval or other action required under or issued, granted, given, or authorized by any Governmental Authority pursuant to Environmental Law.

“Environmental Professional” means an individual licensed by a Governmental Authority to act on behalf of such Governmental Authority to oversee environmental site investigation and remediation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Estimated Closing Date Payment” has the meaning set forth in Section 2.04(a)(i).

“Estimated Closing Statement” has the meaning set forth in Section 2.04(a)(ii).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.04(a)(ii).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.04(a)(ii).

“Financial Statements” has the meaning set forth in Section 3.06.

“FIRPTA Certificate” has the meaning set forth in Section 7.02(m).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Government Contracts” has the meaning set forth in Section 3.09(a)(viii).

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, including any Environmental Professional (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, agreement, determination or award entered by or with any Governmental Authority, excluding therefrom Permits.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is considered hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws or by any Governmental Authority; or (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls and per- and poly- fluoroalkyl substances (PFAS).

“Hedging Guidelines” has the meaning set forth in Section 3.26(c).

“Indebtedness” means, without duplication and with respect to the Company, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services (other than Current Liabilities taken into account in the calculation of Closing Working Capital), (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).

“Indemnified Party” has the meaning set forth in Section 8.05.

“Indemnifying Party” has the meaning set forth in Section 8.05.

“Independent Accountant” has the meaning set forth in Section 2.04(b)(iv).

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property” means intellectual property rights existing under the Laws of any jurisdiction worldwide, including (a) patents, (b) trademarks, service marks, brands, trade dress, logos, trade names, corporate name, business names, Internet domain names and, in each case, all goodwill associated therewith, (c) work of authorship, copyrighted works and copyrights, (d) trade secrets, know-how, business and technical information, data compilations or collections, confidential or proprietary information, and, in each case, all rights therein, (e) social media accounts, user names, web addresses, URLs, websites, webpages and, in each case, all content and data thereon or relating thereto and (f) as applicable, all registrations, applications, renewals, divisions, continuations, continuations in part, re-issues, re-examinations and foreign counterparts for any of the foregoing.

“IT Systems” means software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data and video).

“Knowledge of Buyer” or “Buyer’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of any officers of Buyer, after reasonable inquiry of Buyer’s relevant supervisors.

“Knowledge of Seller” or “Seller’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of any individual set forth in Section 1.1(a) of the Disclosure Schedules, after reasonable inquiry of the Company’s relevant supervisors.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liabilities” has the meaning set forth in Section 3.07.

“Losses” means losses, damages, Liabilities, deficiencies, judgments, interest, awards, penalties, fines, reasonable expenses, fees or costs (including, if the Indemnified Party is the prevailing party, reasonable attorneys’ fees and costs of enforcing any right to indemnification hereunder and the reasonable cost of pursuing any insurance providers); provided, however, that

“Losses” shall not include any punitive, consequential, special, indirect or similar damages, except to the extent, in each case, (i) such damages are actually awarded to a Governmental Authority or other third party or (ii) such damages (a) naturally and necessarily flow from the breach causing such damages and (b) were reasonably foreseeable at the time of execution of this Agreement.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the Business, results of operations, condition (financial or otherwise) or assets of the Company, taken as a whole, or (b) the ability of Seller to perform its obligations under this Agreement; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates (including any energy industry); (iii) any changes in financial or securities markets in general or interest rates generally; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof or other material international or national acts of war, armed hostilities or act of terrorism directly or indirectly involving or affecting the United States; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) any changes in applicable Laws (including Environmental Laws) or accounting rules, including GAAP; (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement or any Ancillary Document, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company, in each case to the extent due to the announcement and performance of this Agreement (or any other Ancillary Document) or the identity of Buyer, or the consummation of the transactions contemplated by this Agreement or any other Ancillary Document; (viii) any natural or man-made disasters, acts of God, or global health condition; (ix) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); or (x) any increases or decreases in the costs of commodities or supplies including natural gas prices; or (xi) any actions taken by Buyer with respect to the Company; provided further, however, that (A) any event, occurrence, fact, condition or change referred to in clauses (i) through (iv), (vi), (viii) or (x) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other similarly sized and situated participants in the industries in which the Company conducts its Business and (B) any event, occurrence, fact, condition or change referred to in clause (vi) immediately above that would reasonably be expected to result in the permanent curtailment of all or substantially all of the Company’s natural gas distribution business shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.

“Material Contracts” has the meaning set forth in Section 3.09(a).

“Material Customers” has the meaning set forth in Section 3.15(a).

“Material Suppliers” has the meaning set forth in Section 3.15(b).

“MPUC” means the Maine Public Utilities Commission and its successors.

“MPUC Accounting Approval Order” means an order of the MPUC approving the MPUC Request and authorizing the Company to defer certain costs for recovery in the future.

“MPUC Request” means the Company’s “2025-00060 Maine Natural Gas Req for Accounting Order for Deferral of Costs Associated with Implementation of Internal Revenue Service Normalization Rulings”.

“MPUC Order” means an order of the MPUC granting all approvals and authorizations required by the Maine statutes administered by the MPUC (Title 35-A of the Maine Revised Statutes) and regulations promulgated by the MPUC for the transaction contemplated by this Agreement; provided that such order (i) shall be reasonably acceptable in form and substance to each of Buyer and Seller, (ii) shall not include any conditions or modifications that either Buyer or Seller reasonably deems to be unacceptable and (iii) the reconsideration and appeal period(s) with respect to such order(s) shall have lapsed and such order(s) is/are final.

“Multiemployer Plan” has the meaning set forth in Section 3.20(c).

“Net Position” has the meaning set forth in Section 3.26(c).

“Non-U.S. Benefit Plan” has the meaning set forth in Section 3.20(a).

“Ordinary Course of Business” means the regular, typical and ordinary course of the operation of the Business consistent with past practice, including, without limitation, the acquisition and disposition of assets, entering into contracts, acquisition of materials and services, in each case consistent with past practice, all in connection with the distribution and delivery of natural gas in the State of Maine.

“Outside Date” means the date that is 12 months after the date of this Agreement; provided that the Outside Date shall be automatically extended for 3 months if, on the date that is 12 months after the date of this Agreement: (i) the MPUC Order has not been obtained and is being pursued diligently in good faith; and (ii) each of the conditions to Closing set forth in ARTICLE VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date) or remain capable of satisfaction.

“Overpayment Amount” has the meaning set forth in Section 2.04(c)(i).

“Ownership Date” means December 16, 2015.

“Parent Guaranty” means that certain guaranty pursuant to which Avangrid Networks, Inc. guarantees the payment obligations of the Seller under this Agreement.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights, in each case obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” has the meaning set forth in Section 3.10(a).

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Adjustment” has the meaning set forth in Section 2.04(c)(i).

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning on or before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning on or before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Pre-Closing Taxes” has the meaning set forth in Section 6.03.

“Pro Rata Bonus Amount” means, for each Company Employee, an amount equal to the target annual incentive bonus applicable to such Company Employee as of the Closing Effective Time solely for the calendar year in which the Closing occurs, multiplied by a fraction, the numerator of which is the number of days during such calendar year preceding the Closing Date during which the Company Employee was employed by the Company and the denominator of which is the number of days in such calendar year.

“Purchase Price” has the meaning set forth in Section 2.02.

“Qualified Benefit Plan” has the meaning set forth in Section 3.20(c).

“Real Property” means the real property owned by, or leased or subleased to, or purported to be owned by, or leased or subleased to, the Company, together with all buildings, structures and facilities located thereon.

“Release” means a release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, escaping or migrating into or through the environment (including, without limitation, ambient or indoor air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture) or from any tank or other container.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Resolution Period” has the meaning set forth in Section 2.04(b)(iii).

“Restricted Business” means the business of providing natural gas distribution service.

“Restricted Period” has the meaning set forth in Section 5.07(a).

“Review Period” has the meaning set forth in Section 2.04(b)(ii).

“Section 338(h)(10) Election” has the meaning set forth in Section 6.05(a).

“Seller” has the meaning set forth in the preamble.

“Seller Consolidated Group” means any affiliated, combined, consolidated or unitary Tax group for Tax purposes of which each of (a) the Company and (b) Seller or an Affiliate of Seller (other than the Company), is or was a member on or prior to the Closing Date.

“Seller Consolidated Tax Liability” means an income tax liability of Seller Consolidated Group that would not be allocated to the Company under the Company’s internal Tax sharing agreement with Seller Consolidated Group entered into in 2002 and last revised January 1, 2022 if such Tax sharing agreement had not been terminated or amended as set forth in Section 6.02.

“Seller Consolidated Tax Return” means any income (or similar) Tax Return of a Seller Consolidated Group.

“Seller Indemnitees” has the meaning set forth in Section 8.03.

“Shares” has the meaning set forth in the recitals.

“Single Employer Plan” has the meaning set forth in Section 3.20(c).

“Statement of Objections” has the meaning set forth in Section 2.04(b)(iii).

“Straddle Period” has the meaning set forth in Section 6.04.

“Support Obligations” means any and all obligations or Liabilities relating to the guaranties, letters of credit, bonds and other credit assurances of a comparable nature made or issued by or on behalf of Seller or any of its Affiliates (in each case, other than the Company) for the benefit of the Company, in each case pursuant to those Contracts listed in Section 3.09(a)(vii) of the Disclosure Schedules.

“Target Working Capital” has the meaning set forth on Exhibit C attached hereto.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, escheat, unclaimed property, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties and whether or not disputed.

“Tax Claim” has the meaning set forth in Section 6.06.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Territory” means the State of Maine in the United States of America.

“Third-Party Claim” has the meaning set forth in Section 8.05(a).

“Transaction Expenses” means, without duplication, to the extent unpaid as of the Closing and not included in Closing Working Capital or Indebtedness, all fees and expenses incurred by the Company or Seller (and payable by the Company) (a) in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the transactions contemplated hereby and thereby, (b) with respect to any severance, retention, sale, success, incentive, transaction or similar bonus or commission payments, in each case triggered as a result of this Agreement or the consummation of the transactions contemplated in this Agreement (but not including any such amounts that become payable due to a terminating of employment or other event following Closing), or (c) the Pro Rata Bonus Amount, in each case of the foregoing clauses (b) and (c), including the employer side of all applicable payroll, withholding and similar Taxes thereon.

“Transition Coordinator” has the meaning set forth in Section 5.14.

“Transition Services Agreement” means that certain Transition Services Agreement to be dated as of the Closing Date but effective as of the Closing Effective Time between Seller and the Company, in the form attached hereto as Exhibit A, with the schedules, exhibits, and other attachments to such agreement in a form mutually agreed by Buyer and Seller after the date of this Agreement and prior to the Closing, which agreement addresses, among other things, the transition plan related to corporate governance; regulatory; treasury; corporate accounting; accounts payable & purchasing; taxes; payroll; customer service; benefits and human resources; revenues and receivables; construction; utility operations; and information systems.

“Underpayment Amount” has the meaning set forth in Section 2.04(c)(i).

“Union” has the meaning set forth in Section 3.21(b).

“Unpaid Accounts Receivable” has the meaning set forth in Section 2.04(b)(i).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

ARTICLE II

PURCHASE AND SALE

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Shares, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable state or federal securities Laws), for the consideration specified in Section 2.02.

Section 2.02 Purchase Price. The aggregate purchase price for the Shares shall be $86,000,000, subject to adjustment pursuant to Section 2.04 hereof (the “Purchase Price”). The parties agree that a Section 338(h)(10) Election shall be made, if directed by Buyer, and the Purchase Price shall be allocated for tax purposes, as provided in Section 6.05(c).

Section 2.03 Transactions to be Effected at the Closing.

(a) At the Closing, Buyer shall:

(i) deliver to Seller:

(A) the Estimated Closing Date Payment, by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer no later than five Business Days prior to the Closing Date; and

(B) the Ancillary Documents and all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 7.03 of this Agreement, in each case duly executed by Buyer.

(ii) pay, on behalf of the Company or Seller, as applicable, any Indebtedness of the Company to be paid at Closing, by wire transfer of immediately available funds to the accounts and in the amounts specified on the Closing Indebtedness Certificate as Indebtedness to be paid at Closing,

(iii) pay, on behalf of the Company or Seller, as applicable, any Transaction Expenses unpaid at Closing, by wire transfer of immediately available funds to the accounts and in the amounts specified on the Closing Transaction Expenses Certificate as Transaction Expenses to be paid at Closing.

(b) At the Closing, Seller shall deliver to Buyer:

(i) stock certificates evidencing the Shares, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable state or federal securities Laws), duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto; and

(ii) the Ancillary Documents and all other agreements, documents, instruments or certificates required to be delivered by Seller at or prior to the Closing pursuant to Section 7.02 of this Agreement, in each case duly executed by Seller.

Section 2.04 Purchase Price Adjustment.

(a) Closing Adjustment.

(i) At the Closing, the Purchase Price shall be adjusted in the following manner:

(A) either (1) an increase by the amount, if any, by which the Estimated Closing Working Capital (as determined in accordance with Section 2.04(a)(ii)) is greater than the Target Working Capital, or (2) a decrease by the amount, if any, by which the Estimated Closing Working Capital is less than the Target Working Capital;

(B) a decrease by the outstanding Indebtedness of the Company as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein), which shall in no event be an amount less than the amounts paid by the Buyer pursuant to Section 2.03(a)(ii); and

(C) a decrease by the amount of Estimated Transaction Expenses of the Company as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein), which shall in no event be an amount less than the amounts paid by the Buyer pursuant to Section 2.03(a)(iii).

The net amount after giving effect to the adjustments listed above shall be the “Estimated Closing Date Payment.”

(ii) At least five Business Days before the Closing, Seller shall prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth its good faith estimate of (A) the Closing Working Capital (the “Estimated Closing Working Capital”), (B) the Transaction Expenses (the “Estimated Transaction Expenses”); (C) any net adjustment (upward or downward) to the Purchase Price as a result of the foregoing, and (D) the resulting Estimated Closing Date Payment. The Estimated Closing Statement shall be accompanied by an (X) estimated balance sheet of the Company as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein), a calculation of Estimated Closing Working Capital, and a certificate of the Chief Financial Officer of Seller certifying that the Estimated Closing Statement was prepared using the definitions contained in this Agreement and, to the extent consistent with such definitions, in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such Estimated Closing Statement was being prepared and audited as of a fiscal year end and (Y) the Closing Transaction Expenses Certificate.

(b) Post-Closing Examination and Review.

(i) Closing Statement; Accounts Receivable Adjustment. Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth its calculation of (A) Closing Working Capital, (B) the Transaction Expenses; (C) the Unpaid Accounts Receivable; (D) any net adjustment (upward or downward) to the Purchase Price as a result of the foregoing, and (E) the resulting Closing Date Payment. The Closing Statement shall be accompanied by a balance sheet of the Company as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein), a calculation of Closing Working Capital, and a certificate of the Chief Financial Officer of Buyer certifying that the Closing Statement was prepared using the definitions contained in this Agreement and, to the extent consistent with such definitions, in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such Closing Statement was being prepared and audited as of a fiscal year end. In addition, the Closing Statement will be accompanied by a separate certificate of the Chief Financial Officer of Buyer (the “AR Certificate”) certifying that, despite Buyer’s and Company’s commercially reasonable efforts to collect the accounts receivable of the Company that were included as Current Assets for purposes of calculating the Closing Working Capital, there remains unpaid (or subject to set-off or other defenses or counterclaims that have been claimed in writing by the party responsible for the payment of such affected accounts receivable) eighty-five (85) days after the Closing Date the accounts receivable set forth in the AR Certificate (the “Unpaid Accounts Receivable”), including the name of customer, the unpaid invoice number and the amount unpaid. Seller and Buyer shall have the same rights and obligations with respect to the AR Certificate as set forth below related to the Closing Statement as if the AR Certificate was expressly set forth therein.

(ii) Examination. After receipt of the Closing Statement, Seller shall have thirty (30) days (the “Review Period”) to review the Closing Statement. During the Review Period, Seller and Seller’s accountants shall have reasonable access to the books and records of the Company, the personnel of, and work papers prepared by, Buyer and/or Buyer’s accountants to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in Buyer’s possession) relating to the Closing Statement as Seller may reasonably request for the purpose of reviewing the Closing Statement and to prepare a Statement of Objections (defined below), provided, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Buyer or the Company.

(iii) Objection. On or prior to the last day of the Review Period, Seller may object to the Closing Statement by delivering to Buyer a written statement setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement therewith (the “Statement of Objections”). If Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement shall be deemed to have been accepted by Seller and shall be final and binding. If Seller delivers the Statement of Objections before the expiration of the Review Period, Buyer and Seller shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Closing Statement with such changes as are agreed in writing by Buyer and Seller, shall be final and binding.

(iv) Resolution of Disputes. If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the office of Ernst & Young or, if Ernst & Young is unable to serve, Buyer and Seller shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants other than Seller’s accountants or Buyer’s accountants (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any resulting adjustments to the Closing Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively.

(v) Fees of the Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Seller or Buyer, respectively, bears to the aggregate amount actually contested by Seller and Buyer.

(vi) Determination by Independent Accountant. The Independent Accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Statement shall be conclusive and binding upon the parties hereto.

(vii) Closing Date Payment. “Closing Date Payment” means the Purchase Price adjusted in the following manner after giving effect to the adjustments in the binding Closing Statement:

(A) either (1) an increase by the amount, if any, by which the Closing Working Capital is greater than the Target Working Capital, or (2) a decrease by the amount, if any, by which the Closing Working Capital is less than the Target Working Capital;

(B) a decrease by the outstanding Indebtedness of the Company as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein), which shall in no event be an amount less than the amounts paid by the Buyer pursuant to Section 2.03(a)(ii);

(C) a decrease by the amount of Transaction Expenses of the Company as of the Closing Effective Time (determined without giving effect to the transactions contemplated herein), which shall in no event be an amount less than the amounts paid by the Buyer pursuant to Section 2.03(a)(iii); and

(D) a decrease by the amount of the Unpaid Accounts Receivable.

(c) Payments of Post-Closing Adjustment.

(i) If the Closing Date Payment is less than the Estimated Closing Date Payment (the difference referred to herein as the “Overpayment Amount”), Seller shall promptly pay or cause to be paid to Buyer, in the manner and with interest as provided herein, the Overpayment Amount. If the Closing Date Payment is greater than the Estimated Closing Date Payment (the difference referred to herein as the “Underpayment Amount”), Buyer shall promptly pay or cause to be paid to Seller, in the manner and with interest as provided herein, the Underpayment Amount. Any payments pursuant to this Section 2.04(c)(i) (the “Post-Closing Adjustment”), together with interest calculated as set forth in Section 2.04(c)(ii), shall be made within ten (10) Business Days after the final determination of the Closing Date Payment and shall be made by wire transfer of immediately available funds to the account of Buyer or Seller, as the case may be, as designated by the party receiving such payment.

(ii) The amount of any Post-Closing Adjustment shall bear interest from the Closing Date to but excluding the date of payment at a rate per annum equal to the “prime rate” then in effect as of the date of payment as published in The Wall Street Journal. Such interest shall be calculated daily on the basis of a 365-day year and the actual number of days elapsed.

(d) Adjustments for Tax Purposes. Any Post-Closing Adjustments payments made pursuant to Section 2.04 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 2.05 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 AM, New Hampshire time, no later than the last day of the month that includes the date that is ten (10) Business Days after the parties have received notice that the last of the conditions to Closing set forth in ARTICLE VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date, it being a condition to the effectiveness of the Closing that such conditions be satisfied or waived on the Closing Date)

(the “Closing Notice”), remotely by electronic exchange of documents and signatures, to be effective on the last day of the month at the Closing Effective Time, or at such other time or on such other date or at such other place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 2.06 Withholding Tax. Buyer and, after the Closing, the Company shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer and the Company may be required to deduct and withhold under any provision of Tax Law. Except with respect to any compensatory payments made to service providers and included in Transaction Expenses, Buyer shall provide Seller with written notice of its intent to withhold at least five (5) Business Days prior to the Closing with a written explanation substantiating the requirement to deduct and withhold, and the parties shall use commercially reasonable efforts to cooperate to mitigate or eliminate any such withholding to the maximum extent permitted by Law. Assuming Seller delivers the FIRPTA Certificate, Buyer acknowledges and agrees that, as of the date hereof, no withholding is required on any payments other than compensatory payments made to service providers and included in Transaction Expenses. To the extent that amounts so withheld are paid over to the appropriate taxing authority by the Buyer or the Company, all such withheld amounts shall be treated as delivered to Seller hereunder. For the avoidance of doubt, tax withheld by Buyer under this Section 2.06 with respect to compensatory payments made to service providers and included in Transaction Expenses is not a Transaction Expense separately included in the calculation of Transaction Expenses.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this ARTICLE III are true and correct as of the date hereof.

Section 3.01 Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Maine. Seller has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Seller is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the Ancillary Document to which Seller is or will be a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms. When each Ancillary Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms.

Section 3.02 Organization, Authority and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the state of Maine and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its Business as it has been and is currently conducted. Section 3.02 of the Disclosure Schedules sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary. All corporate actions taken by the Company in connection with this Agreement and the Ancillary Documents have been duly authorized. The copies of the Company’s certification of incorporation, bylaws, and other organizational documents that have been made available to Buyer are true, correct and complete copies of such certificates, bylaws or other documents and reflect all amendments made thereto at any time prior to the date hereof.

Section 3.03 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000 shares of common stock, with no par value per share (“Common Stock”), of which 10 shares are issued and outstanding and constitute the Shares. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Seller, free and clear of all Encumbrances, except for those exceptions set forth in Section 2.03(b)(i). Upon consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Shares, free and clear of all Encumbrances, except those exceptions set forth in Section 2.03(b)(i).

(b) All of the Shares were issued in compliance with applicable Laws. None of the Shares were issued in violation of any agreement, arrangement or commitment to which Seller or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(c) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating Seller or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

Section 3.04 No Subsidiaries. The Company does not own, or have any capital stock or other equity, ownership or profit sharing interests in any other Person, or the right or obligation to acquire any capital stock or other equity, ownership or profit sharing interests in any other Person.

Section 3.05 No Conflicts; Consents. Except as set forth in Section 3.05 of the Disclosure Schedules, the execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Seller or the Company; (b) conflict with or result in a violation or breach of any provision of any Law. Governmental Order or Permit applicable to Seller or the Company or require or trigger any requirement for any consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority, except for the MPUC Order; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Seller or the Company is a party or by which Seller or the Company is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or Business of the Company; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Company.

Section 3.06 Financial Statements. Complete copies of the Company’s unaudited financial statements consisting of the balance sheet of the Company as at December 31 in each of the years 2024, 2023, 2022 and 2021 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Annual Financial Statements” or the “Financial Statements”) are included in Section 3.06 the Disclosure Schedules. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of the Company, and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The balance sheet of the Company as of December 31, 2024 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date”. The Company maintains a standard system of accounting established and administered in accordance with GAAP. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with its management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Company’s accounting principles and GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since December 31, 2020, neither the Seller nor the Company has received any oral or written notification of a (x) “reportable condition,” (y) “significant deficiency” or (z) “material weakness” in or with respect to its internal controls. The terms “reportable condition,” “significant deficiency” and “material weakness” shall have the meanings assigned to them in AU Section 325, “Communicating Internal Control Related Matters Identified in an Audit,” and Public Company Accounting Oversight Board Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements,” as appropriate.

Section 3.07 Undisclosed Liabilities. The Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), in each case of the type required to be reflected on a balance sheet prepared in accordance with GAAP or in the notes to such balance sheet, except (a) those which are adequately reflected or reserved against in the Balance Sheet or in the notes to the Balance Sheet, in each case as of the Balance Sheet Date, (b) those which have been incurred in the Ordinary Course of Business since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount, and (c) those that are executory obligations expressly provided for under existing Contracts of the Company that have not arisen from a breach thereof or thereunder and that are not required to be reflected on a balance sheet prepare in accordance with GAAP or in the notes to such balance sheet.

Section 3.08 Absence of Certain Changes, Events and Conditions. Except as set forth in Section 3.08 of the Disclosure Schedules, since the Balance Sheet Date, (a) the Business has been conducted in the Ordinary Course of Business, and (b) there has not been, with respect to the Company, any:

(a) Material Adverse Effect;

(b) amendment of the charter, by-laws or other organizational documents of the Company;

(c) split, combination or reclassification of any shares of its capital stock;

(d) issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(e) declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f) material change in any method of accounting or accounting practice of the Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(g) material change in the Company’s cash management practices and its policies, practices and procedures with respect to cash management, collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h) entry into any Contract that would constitute a Material Contract;

(i) incurrence, assumption or guarantee of any Indebtedness for borrowed money, provided, however, the Company may make draws on any existing line of credit from to time to time to the extent that, as of the Closing, the Company will have no Indebtedness relating to such draws;

(j) transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements, except in the Ordinary Course of Business;

(k) transfer or assignment of or grant of any license or sublicense under or with respect to any material Company Intellectual Property or Company IP Agreements except non-exclusive licenses or sublicenses granted in the Ordinary Course of Business;

(l) abandonment or lapse of or failure to maintain in full force and effect any material Company Intellectual Property governmental registration held by Company;

(m) material damage, destruction or loss (whether or not covered by insurance) to its property;

(n) capital investment in, or loan to, any other Person;

(o) acceleration, termination, material modification to or cancellation of any Material Contract to which the Company is a party or by which it is bound;

(p) except to the extent specifically set forth in Section 3.08(p) of the Disclosure Schedules, material capital expenditures in excess of $250,000 individually or $500,000 in the aggregate, each in any 12-month period;

(q) imposition of any Encumbrance upon the Company’s capital stock or imposition of any Encumbrance (other than a Permitted Encumbrance) upon any of the Company’s properties or assets, tangible or intangible;

(r) (i) material increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) material change in the terms of employment for any employee or any termination without cause of any employee for which the aggregate costs and expenses with respect to all employees exceed $500,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(s) except in the Ordinary Course of Business, hiring or promoting of any person with a salary in excess of $200,000, demotion, termination without cause, or adoption, modification, or termination of any employment, severance, retention, or other agreement with any current or former employee, officer, director, independent contractor, or consultant;

(t) adoption, modification or termination of any: (i) Benefit Plan or (ii) collective bargaining or other agreement with a Union, in each case whether written or oral;

(u) loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders or current or former directors, officers and employees;

(v) entry into a new line of business or abandonment or discontinuance of all or a material portion of the Business;

(w) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(x) purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $250,000, individually (in the case of a lease, per annum) or $500,000, in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory, supplies or equipment in the Ordinary Course of Business;

(y) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(z) action by the Company to make, change or rescind any Tax election, amend any Tax Return, or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or the Buyer in respect of any Post-Closing Tax Period; or

(aa) contracting to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.09 Material Contracts.

(a) Section 3.09(a) of the Disclosure Schedules lists each of the following Contracts of the Company (such Contracts listed or required to be listed, being “Material Contracts”):

(i) each Contract of the Company involving aggregate outstanding consideration in excess of $100,000 and which, in each case, cannot be cancelled by the Company without penalty or without more than ninety (90) days’ notice;

(ii) all Contracts that require the Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(iii) all Contracts (A) that provide for the indemnification by the Company of any Person or (B) pursuant to which the Company has guaranteed or assumed the performance, indebtedness, or Liability of any Person;

(iv) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(vi) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than ninety (90) days’ notice;

(vii) (A) except for Contracts relating to trade payables, all Contracts relating to Indebtedness (including, without limitation, guarantees) of the Company and (B) all Contracts containing Support Obligations;

(viii) all Contracts with any Governmental Authority to which the Company is a party (“Government Contracts”);

(ix) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(x) any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company;

(xi) all Contracts between or among the Company on the one hand and Seller or any Affiliate of Seller (other than the Company) on the other hand;

(xii) all collective bargaining agreements or Contracts with any Union to which the Company is a party;

(xiii) Contracts that by their terms limit or otherwise restrict either Company from engaging or competing in any line of business or in any geographic area or that contain “most favored nation” pricing provisions or exclusivity or non-solicitation provisions with respect to customers;

(xiv) current, active Contracts that provide for natural gas supply or transportation;

(xv) Contracts concerning the occupancy, management, or operation of any Real Property (including without limitation brokerage contracts) listed or otherwise disclosed or required to be listed or otherwise disclosed in Section 3.10(b) of the Disclosure Schedules;

(xvi) all Company IP Agreements (including whether the Company is a licensor or licensee under each such Company IP Agreement);

(xvii) Contracts that provide for the operation or management of any operating assets of the Company by a non-affiliated third party; and

(xviii) any other Contract that is material to the Company and not previously disclosed pursuant to this Section 3.09.

(b) Each Material Contract is in full force and effect and is a valid and binding agreement enforceable against the Company and, to Seller’s Knowledge, the other party or parties thereto, in accordance with its terms. None of the Company or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. To Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.

Section 3.10 Title to Assets; Real Property.

(a) Except as set forth in Section 3.10(a) of the Disclosure Schedules, the Company has good and valid title to, or in the case of leased property, a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Annual Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the Ordinary Course of Business since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances, except for the following (collectively referred to as “Permitted Encumbrances”):

(i) those items set forth in Section 3.10(a) of the Disclosure Schedules;

(ii) liens for Taxes not yet due and payable;

(iii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the Ordinary Course of Business, for which payment is not yet due and that are not, individually or in the aggregate, material to the Business;

(iv) liens or security interests arising or incurred in the Ordinary Course of Business relating to obligations not yet due to secure a liquidated amount that is being contested in good faith and by appropriate proceedings and, in each case, for which adequate reserves in accordance with GAAP have been established;

(v) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations;

(vi) liens that will be discharged on or prior to Closing;

(vii) the terms and conditions of (a) the Material Contracts that have been provided to Buyer prior to the date of this Agreement, (b) any Governmental Order that has been provided to Buyer prior to the date of this Agreement or is readily available on line via the website managed by the Maine PUC at https://mpuc-cms.maine.gov/ or (c) any Permit listed on Section 3.18(b) of the Disclosure Schedules, in each case of clauses (a), (b), and (c), to the extent the same does not and would not, individually or in the aggregate, materially impair title to, access to, possession of, occupancy of, operation of, and/or use of such property or assets in the conduct of the Business as currently conducted;

(viii) easements, rights of way, and other similar encumbrances affecting Real Property which are of record or notice of which has been provided to Buyer prior to the date of this Agreement, and which do not and would not, individually or in the aggregate, materially impair the title to, access to, possession of, occupancy of, operation of, and/or use of such property in the conduct of the Business;

(ix) zoning ordinances that do not, individually or in the aggregate, materially impair the title to, access to, possession of, occupancy of, operation of, and/or use of Real Property in the conduct of the Business; or

(x) other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business which are not, individually or in the aggregate, material to the Business.

(b) Section 3.10(b) of the Disclosure Schedules (i) lists each instrument, order or other source of right evidencing all of the Company’s interests in the Real Property, (ii) includes maps of the general locations of the Real Property and the Company’s transmission and distribution systems, and (iii) lists (A) the street address of each parcel of Real Property; (B) if such property is leased or subleased by the Company, the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; and (C) the current use of such property. With respect to Real Property owned or purported to be owned, Seller has delivered or made available to Buyer true, complete and correct copies of the deeds and other instruments (as recorded) by which the Company acquired such Real Property, and copies of all title insurance policies, opinions, abstracts, maps, plans and surveys, environmental site assessments and evidence of zoning in the possession of Seller or the Company and relating to the Real Property. With respect to leased Real Property, Seller has delivered or made available to Buyer true, complete and correct copies of any leases affecting the Real Property. Except as set forth in Section 3.10(b) of the Disclosure Schedules, the Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property, except as may be of record and as would not materially impair the title to, access to, possession of, occupancy of, operation of, and/or use of such property in the conduct of the Business. Since the Ownership Date and, to Seller’s Knowledge, during the period prior to the Ownership Date, the use and operation of the Real Property in the conduct of the Business have not violated, and do not violate, in each case in any material respect, any Law, covenant, condition, restriction, easement, license, permit or agreement. Except as set forth in Section 3.10(b) of the Disclosure Schedules, since the Ownership Date and, to Seller’s Knowledge, during the period prior to the Ownership Date, no material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than the Company. There are no Actions pending nor, to the Seller’s Knowledge, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

(c) Except as set forth in Section 3.10(c) of the Disclosure Schedules, there are no claims pending nor, to the Seller’s Knowledge, threatened against the Company that allege that the Company does not have a right of way, easement, or other appropriate property right to operate the pipelines and related systems operated by the Company in all material respects.

(d) Except as set forth in Section 3.10(d) of the Disclosure Schedules, (i) no material breach or event of default on the part of the Company, (ii) to the Knowledge of Seller, no material breach or event of default on the part of any other party thereto, and (iii) no event that, with the giving of notice or lapse of time or both, could constitute such material breach or event of default on the part of the Company or, to the Knowledge of Seller, on the part of any other party thereto, has occurred and is continuing under any easement, right-of-way, license, right of use, or other agreement creating similar interests for the operation of the Company’s pipelines and related systems as currently operated.

Section 3.11 Condition and Sufficiency of Assets. Except as set forth in Section 3.11 of the Disclosure Schedules, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Except as set forth in Section 3.11 of the Disclosure Schedules, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company (including the Real Property), constitute all of the rights, property and assets necessary to conduct the Business as currently conducted.

Section 3.12 Intellectual Property; Social Media; IT Systems; Privacy.

(a) Section 3.12(a) of the Seller Disclosure Schedule sets forth a true and complete list of all Company Intellectual Property that is registered with or issued by a Governmental Authority or domain name registrar or that is subject to an application for registration with or issuance by a Governmental Authority (in each case, specifying, to the extent applicable: the title, mark, or design; the record owner and inventor(s), the jurisdiction by or in which it has been registered or issued; the registration number, issue number or filing date; and the current status). The Company is the sole legal, beneficial, and record owner of all right, title, and interest in and to the Company Intellectual Property that is registered with or issued by a Governmental Authority. The Company owns or has the right to use or access all Company Intellectual Property, in each case free and clear of Encumbrances other than Permitted Encumbrances. The operation of the Business has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any Intellectual Property of any other Person. To the Knowledge of Seller, no Person is infringing, misappropriating, or otherwise violating any Company Intellectual Property. Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Company’s right to own or use any Company Intellectual Property. All of the Company Intellectual Property are valid and enforceable. The Company has taken reasonable and necessary steps to maintain and enforce the Company Intellectual Property and to preserve the confidentiality of all trade secrets included in the Company Intellectual Property.

(b) Section 3.12(b) of the Disclosure Schedules contains a true and complete list of all material social media accounts, platforms, sites, or services used in the Business. The Company has complied, in all material respects, with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media accounts, platforms, sites, or services.

(c) Section 3.12(c) of the Disclosure Schedules contains a true and complete list of the Company IT Systems and the Company Shared IT Systems, indicating which are Company IT Systems and which are Company Shared IT Systems. All Company IT Systems are in good working condition. There has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems. The Company has taken commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.

(d) The Company has complied, in all material respects, with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Business. The Company has not (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control or (ii) been subject to or received any written or oral notice of any audit, investigation, complaint, or other Action by any Governmental Authority or other Person concerning the Company’s collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and, to the Knowledge of Seller, there are no facts or circumstances that could reasonably be expected to give rise to any such Action.

Section 3.13 Inventory. Except as set forth in Section 3.13 of the Disclosure Schedules, (a) all inventory of the Company, whether or not reflected in the Balance Sheet, ,consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established and (b) all such inventory is owned by the Company free and clear of all Encumbrances, and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

Section 3.14 Accounts Receivable. The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the Balance Sheet Date (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the Ordinary Course of Business; (b) except as set forth in Section 3.14 of the Disclosure Schedules, constitute only valid, undisputed claims of the Company that, to Seller’s Knowledge, are not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business; and (c) with respect to Material Customers only and subject to a reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable of Material Customers arising after the Balance Sheet Date, on the accounting records of the Company, are, to Seller’s Knowledge, collectible in full within ninety (90) days after billing. The reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

Section 3.15 Customers and Suppliers.

(a) Section 3.15(a) of the Disclosure Schedules sets forth (i) each customer who has paid aggregate consideration to the Company for goods or services rendered in an amount greater than or equal to $250,000 for each or any of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Except as set forth in Section 3.15(a) of the Disclosure Schedules, the Company has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company.

(b) Section 3.15(b) of the Disclosure Schedules sets forth (i) each supplier to whom the Company has paid consideration for goods or services rendered in an amount greater than or equal to $250,000 for each or any of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth in Section 3.15(b) of the Disclosure Schedules, the Company has not received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company.

Section 3.16 Insurance. Section 3.16 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Seller or its Affiliates (including the Company) and relating to the assets, business, operations, employees, officers and directors of the Company (collectively, the “Insurance Policies”). The Insurance Policies are in full force and effect, and neither Seller nor its Affiliates (including the Company) shall cause the Insurance Policies to be terminated between the date of this Agreement and the consummation of the transactions contemplated by this Agreement. Neither the Seller nor any of its Affiliates (including the Company) has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Insurance Policies. All premiums due on the Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. Except as set forth in Section 3.16 of the Disclosure Schedules, the Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All the Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. Except as set forth on Section 3.16 of the Disclosure Schedules, there are no claims related to the Business pending under any Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. All claims related to the Business pending under any Insurance Policies are the property or asset of the Company. None of Seller or any of its Affiliates (including the Company) is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound.

Section 3.17 Legal Proceedings; Governmental Orders.

(a) Except as set forth in Section 3.17(a) of the Disclosure Schedules, there are no Actions pending or, to Seller’s Knowledge, threatened (i) against or by the Company or affecting any of its properties or assets (or by or against Seller or any Affiliate thereof and relating to the Company), or (ii) against or by the Company, Seller or any Affiliate of Seller that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. Except as set forth in Section 3.17(a) of the Disclosure Schedules, to Seller’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) Except as set forth in Section 3.17(b) of the Disclosure Schedules, there are no outstanding material violations by the Company of any Governmental Orders applicable to the Company and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets. The Company is in compliance in all material respects with the terms of each Governmental Order applicable to the Company. To Seller’s Knowledge, no event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a material violation of any such Governmental Order.

Section 3.18 Compliance With Laws; Permits.

(a) Except with respect to Environmental Laws (which are addressed exclusively in Section 3.19), Laws relating to Real Property (which are addressed exclusively in Section 3.10), Laws related to regulatory status (which are addressed exclusively in Section 3.26), Laws relating to Taxes (which are addressed exclusively in Section 3.22), Laws relating to Benefit Plans (which are addressed exclusively in Section 3.20), Laws relating to employment matters (which are addressed exclusively in Section 3.21), Permits (which are addressed exclusively in Section 3.18(b)), and as set forth in Section 3.18(a) of the Disclosure Schedules, the Company has complied, and is now complying, in each case in all material respects with all Laws applicable to it or its Business, properties or assets.

(b) Except as set forth in Part A of Section 3.18(b) of the Disclosure Schedules, all Permits required for the Company to conduct the Business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits due on or before the date hereof have been paid in full. Part B of Section 3.18(b) of the Disclosure Schedules lists all current Permits issued to the Company, including the names or types of the Permits, the date of issuance of the Permits, and the date of expiration of the Permits. The Company is in compliance in all material respects with the terms of all Permits listed on Section 3.18(b) of the Disclosure Schedules and there has been no material non-compliance with respect to the Permits. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Part B of Section 3.18(b) of the Disclosure Schedules. Seller makes no representation or warranty in this Section 3.18(b) with respect to Permits required under Environmental Law, which Permits are addressed exclusively in Section 3.19(b).

Section 3.19 Environmental Matters.

(a) Except as set forth in Section 3.19(a) of the Disclosure Schedules, the Company is currently and for the immediately preceding six years has been in compliance with Environmental Law in all material respects. Since the Ownership Date, and, to Seller’s Knowledge, during the period prior to the Ownership Date, neither the Seller, any of the Company’s Affiliates, nor the Company has received from any Person any: (i) Environmental Notice related to the Company, the Real Property, or the operation of the Business; or (ii) written request for information pursuant to a violation of Environmental Law related to Company, the Real Property, or the operation of the Business, which, in each case, either remains pending or unresolved or would reasonably be expected to be the source of ongoing material obligations or requirements as of the Closing Date.

(b) Except as set forth in Section 3.19(b) of the Disclosure Schedules, (i) the Company has obtained and for the immediately preceding six years has been and currently is in compliance, in all material respects, with each Environmental Permit (each of which is disclosed in Section 3.19(b) of the Disclosure Schedules, including the name or type of each Environmental Permit, the date of issuance of such Environmental Permit, and the date of expiration of such Environmental Permit) necessary for the ownership, lease, operation or use of the of the Real Property or for the Business or assets of the Company, (ii) all such Environmental Permits are in full force and effect, (iii) all fees and charges with respect to such Environmental Permits due on or before the date hereof have been paid in full, (iv) to Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any of such Environmental Permit, (v) neither Seller nor the Company is aware of any condition that would reasonably be expected to prevent or materially and adversely impede, after the Closing Date, the ownership, lease, operation or use of the Real Property or the Company’s other assets in the Business as currently conducted due to any material violation of Environmental Law or condition or requirement of an Environmental Permit disclosed in Section 3.19(b) of the Disclosure Schedules issued to or held by the Company, (vi) to Seller’s Knowledge, there is no condition, event or circumstance that would prevent or impede the transferability, assumption, or continuation of any Environmental Permits disclosed in Section 3.19(b) of the Disclosure Schedules, and (vii) during the period since the Ownership Date and, to Seller’s Knowledge, during the period prior to the Ownership Date, neither Seller nor the Company has received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of any Environmental Permits disclosed in Section 3.19(b) of the Disclosure Schedules.

(c) Except as set forth in Section 3.19(c) of the Disclosure Schedules, to Seller’s Knowledge, neither (i) the Real Property nor (ii) any real property formerly owned, operated or leased by the Company (x) is listed on or (y) has been proposed for listing on, the National Priorities List or included in the CERCLIS (or its successor’s) database), or any similar state list.

(d) Except as set forth in Section 3.19(d) of the Disclosure Schedules, (i) there has been no Release of Hazardous Materials at the Real Property (A) since the Ownership Date and, to Seller’s Knowledge, during the period prior to the Ownership Date, by the Company or any of its Affiliates or by a party subject to supervision by the Company or any of its Affiliates; or (B) to Seller’s Knowledge, by a party other than the Company or any of its Affiliates or by a party that is not subject to supervision by the Company or any of its Affiliates; (ii) since the Ownership Date and, to Seller’s Knowledge, during the period prior to the Ownership Date, there has been no substantial likelihood of a Release of Hazardous Materials at the Real Property, (iii) since the Ownership Date and, to Seller’s Knowledge, during the period prior to the Ownership Date, there has been no Release of Hazardous Materials at real property formerly owned, operated or leased by the Company or used by the Company in connection with the Business, and (iv) since the Ownership Date and, to Seller’s Knowledge, during the period prior to the Ownership Date, neither the Company nor Seller has received an Environmental Notice that the Real Property or any real property formerly owned, operated or leased by the Company or used in connection with the Business (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Materials in violation of Environmental Law or any of the Company’s Environmental Permits.

(e) Section 3.19(e) of the Disclosure Schedules contains (i) a complete and accurate list of all active or abandoned aboveground or underground storage tanks owned or operated by the Company, and (ii) a list of all real property currently or formerly owned, leased, or operated by the Company or used in connection with the Business where, during the period since the Ownership Date and, to Seller’s Knowledge, during the period prior to the Ownership Date, aboveground or underground storage tanks were used.

(f) Section 3.19(f) of the Disclosure Schedules contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations currently used, or used by the Company or the Seller since the Ownership Date or, to Seller’s Knowledge, during the period prior to the Ownership Date, in each case as to which the Company or Seller has retained Liabilities, and none of these facilities or locations has, to Seller’s Knowledge, been placed or proposed for placement on the National Priorities List or included in the CERCLIS (or its successor’s) database, or any similar state list. Neither Seller, any of Seller’s Affiliates nor the Company has received any Environmental Notice regarding potential material Liabilities being imposed on them with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company, Seller, or Seller’s Affiliates during the period since the Ownership Date or, to Seller’s Knowledge, during the period prior to the Ownership Date.

(g) Except as set forth in Section 3.19(g) of the Disclosure Schedules, neither Seller nor the Company has retained or assumed, by contract or operation of Law, any Liabilities or obligations of any Person under Environmental Law or any of the Company’s Environmental Permits since the Ownership Date or, to Seller’s Knowledge, during the period prior to the Ownership Date.

(h) Seller has provided or otherwise made available to Buyer and listed in Section 3.19(h) of the Disclosure Schedules: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, environmental risk assessments and other similar documents which are in the possession or control of Seller, its Affiliates or the Company addressing matters related to Environmental Laws with respect to the Business or assets of the Company, the Real Property or any real property formerly owned, operated or leased by the Company; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control Hazardous Materials or otherwise ensure compliance with current or future Environmental Law (including, without limitation, costs of remediation, pollution control equipment and operational changes).

(i) Except as set forth in Section 3.19(i) of the Disclosure Schedules, to Seller’s Knowledge, there is no condition, event or circumstance concerning the Release or regulation of Hazardous Materials that would, after the Closing Date, prevent, impede or materially increase the costs associated with the ownership, lease, or operation of the Real Property or the Business as currently conducted.

(j) Seller owns and controls all Environmental Attributes, if any (a complete and accurate list of which is set forth in Section 3.19(j) of the Disclosure Schedules), and has not entered into any contract or pledge to transfer, lease, license, guarantee, sell, mortgage, pledge or otherwise dispose of or encumber any Environmental Attributes as of the date hereof. Neither Seller nor the Company is aware of any condition, event or circumstance that might prevent, impede or materially increase the costs associated with the transfer (if required) to Buyer of any Environmental Attributes after the Closing Date.

(k) The representations and warranties in this Section 3.19 are the only representations and warranties in this Agreement addressing Environmental Law, Environmental Permits and Environmental Notices.

Section 3.20 Employee Benefit Matters.

(a) Section 3.20(a) of the Disclosure Schedules contains a true and complete list of each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off (PTO), medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company or any spouse or dependent of such individual, or under which the Company has or may have any Liability, including any Liability or potential Liability of the Company as an ERISA Affiliate, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (as listed or required to be listed on Section 3.20(a) of the Disclosure Schedules, each, a “Benefit Plan”). The Company has separately identified in Section 3.20(a) of the Disclosure Schedules each Benefit Plan that is maintained, sponsored, contributed to, or required to be contributed to by the Company primarily for the benefit of employees outside of the United States (a “Non-U.S. Benefit Plan”).

(b) With respect to each Benefit Plan, Seller has made available to Buyer accurate, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments and participating employee agreements; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (iv) where applicable, copies of any currently effective summary plan descriptions and summaries of material modifications, the most recently issued summaries of benefits and coverage, sample COBRA communications, any employee handbooks and any other written communications (or a description of any oral communications) relating to any Benefit Plan delivered in the last three fiscal years; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service and any legal opinions issued thereafter with respect to such Benefit Plan’s continued qualification; (vi) in the case of any Benefit Plan for which a Form 5500 must be filed, a copy of the two most recently filed Forms 5500, with all corresponding schedules and financial statements attached; (vii) actuarial valuations and reports related to any Benefit Plans with respect to the two most recently completed plan years; (viii) where applicable, the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other correspondence from the Internal Revenue Service, U.S. Department of Labor, U.S. Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Authority relating to the Benefit Plan received by the Company in the last three fiscal years.

(c) Except as set forth in Section 3.20(c) of the Disclosure Schedules, each Benefit Plan and any related trust (other than any multiemployer plan within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA, the Code and any applicable local Laws). Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Qualified Benefit Plan”) is so qualified and received a favorable and current determination letter from the Internal Revenue Service with respect to it, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject the Company or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Sections 4975 or 4980H of the Code.

No pension plan (other than a Multiemployer Plan) which is subject to minimum funding requirements, including any multiple employer plan, (each, a “Single Employer Plan”) in which employees of the Company or any ERISA Affiliate participate or have participated has an “accumulated funding deficiency,” whether or not waived, or is subject to a lien for unpaid contributions under Section 303(k) of ERISA or Section 430(k) of the Code. No Single Employer Plan covering employees of the Company which is a defined benefit plan has an “adjusted funding target attainment percentage,” as defined in Section 436 of the Code, less than 90%. Except as set forth in Section 3.20(c) of the Disclosure Schedules, all benefits, contributions and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP. All Non-U.S. Benefit Plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(d) Neither the Company nor any of its ERISA Affiliates has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local Law relating to employee benefit plans; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Benefit Plan without satisfying the liabilities associated with such withdrawal; (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA; (v) incurred taxes under Section 4971 of the Code with respect to any Single Employer Plan; or (vi) participated in a multiple employer welfare arrangement (MEWA).

(e) With respect to each Benefit Plan (i) except as set forth in Section 3.20(e) of the Disclosure Schedules, no such plan is a Multiemployer Plan, and, with respect to any such Multiemployer Plan disclosed: (A) all contributions required to be paid by the Company or its ERISA Affiliates have been timely paid to the applicable Multiemployer Plan; (B) neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, and (C) a complete withdrawal from all such Multiemployer Plans on the Closing Date would not result in any material liability to the Company and no Multiemployer Plan is in critical, endangered or seriously endangered status or has suffered a mass withdrawal; (ii) except as set forth in Section 3.20(e) of the Disclosure Schedules, no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) no Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan; (iv) except as set forth in Section 3.20(e) of the Disclosure Schedules, no such plan or the plan of any ERISA Affiliate maintained or contributed to within the last six (6) years is a Single Employer Plan subject to Title IV of ERISA; and (v) no “reportable event,” as defined in Section 4043 of ERISA, with respect to which the reporting requirement has not been waived has occurred with respect to any such plan.

(f) With respect to each Benefit Plan that is a group health plan that is subject to Section 4980B of the Code, the Company and each of its ERISA Affiliates have complied with the continuation coverage requirements of Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA. No Benefit Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(g) Each Benefit Plan that will be assumed by Buyer or that will remain with the Company can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Buyer, the Company or any of their Affiliates other than ordinary administrative expenses typically incurred in a termination event. The Company has no commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate, or to refrain from adopting, amending, modifying or terminating, any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(h) Except as set forth in Section 3.20(h) of the Disclosure Schedules and other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree health benefits to any individual for any reason, and neither the Company nor any of its ERISA Affiliates has any Liability to provide post-termination or retiree health benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree health benefits.

(i) Except as set forth in Section 3.20(i) of the Disclosure Schedules, there is no pending or, to Seller’s Knowledge, threatened Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(j) There has been no amendment to, announcement by Seller, the Company or any of their Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan or collective bargaining agreement that would materially increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, independent contractor or consultant, as applicable. None of Seller, the Company, nor any of their Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement.

(k) Each Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(l) Each individual who is excluded from participation in a Benefit Plan sponsored by the Company based on the individual’s status as an independent contractor or a leased employee has been properly classified by the Company as an independent contractor or a leased employee.

(m) Except as set forth in Section 3.20(m) of the Disclosure Schedules, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to additional severance pay or any other additional payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Company to merge, amend, or terminate any Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. Seller has made available to Buyer true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions.

Section 3.21 Employment Matters.

(a) Section 3.21(a) of the Disclosure Schedules contains a list of all persons who are employees, independent contractors or consultants of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full-time or part-time); (iii) hire or retention date; (iv) current annual base compensation rate or contract fee; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the date hereof. Except as set forth in Section 3.21(a) of the Disclosure Schedules, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company for services performed have been paid in full (or accrued in full on the audited balance sheet contained in the Estimated Closing Statement) and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees. Each individual who is classified by the Company as an independent contractor has been properly classified.

(b) Except as set forth in Section 3.21(b) of the Disclosure Schedules, the Company is not, and has not been for the past six years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past six years, any Union representing or purporting to represent any employee of the Company, and, to Seller’s Knowledge, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. Except as set forth in Section 3.21(b) of the Disclosure Schedules, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company or any of its employees. The Company has no duty to bargain with any Union.

(c) The Company is and has been in material compliance with the terms of the Contracts listed or required to be listed on Section 3.21(b) of the Disclosure Schedules and all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave and unemployment insurance. All individuals characterized and treated by the Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. The Company is in compliance with and has complied, in all material respects, with all immigration laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations. Except as set forth in Section 3.21(c) of the Disclosure Schedules, there are no Actions against the Company pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company, including, without limitation, any charge, investigation or claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws.

(d) The Company has complied with the WARN Act, and it has no plans to undertake any action that would trigger the WARN Act.

(e) With respect to each Government Contract, the Company is and has been in compliance in all material respects with Executive Order No. 11246 of 1965 (“E.O. 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”) and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all implementing regulations, as applicable. The Company maintains and complies in all material respects with affirmative action plans in compliance with E.O. 11246, Section 503 and VEVRAA, including all implementing regulations. The Company is not, and has not been for the past six years, the subject of any audit, investigation or, to Seller’s Knowledge, enforcement action by any Governmental Authority in connection with any Government Contract or related compliance with E.O. 11246, Section 503 or VEVRAA. The Company has not been debarred, suspended or otherwise made ineligible from doing business with the United States government or any government contractor.

Section 3.22 Taxes. Except as set forth in Section 3.22 of the Disclosure Schedules:

(a) All income and other material Tax Returns required to be filed on or before the Closing Date by (or that include on a consolidated basis) the Company have been timely filed (taking into account any valid extensions). Such Tax Returns (or, in the case of Seller Consolidated Tax Returns, the consolidated portion thereof related to the Company individually and the federal income Tax proforma created for the Company individually) are true, complete and correct in all material respects with respect to the Company. All Taxes due and owing by the Company and all income (or similar) Taxes due and owing of the Seller Consolidated Group, for which the Company is or could be held liable in whole or in part, have been timely paid.

(b) The Company has withheld and timely paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and timely complied with all information reporting and backup withholding provisions of applicable Law.

(c) No claim has been made in writing to Seller or the Company by any taxing authority in any jurisdiction where the Company, either individually or on a consolidated basis with the Seller Consolidated Group, does not file or is not included in a particular type of Tax Return or pay a particular type of Tax that it is, or may be, subject to a particular Tax Return filing requirement or a particular type of Tax imposed by that jurisdiction.

(d) Except as set forth in Section 3.22(d) of the Disclosure Schedules, no extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of (or that include on a consolidated basis) the Company.

(e) The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before the Balance Sheet Date does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Balance Sheet Date. Since the Balance Sheet Date, the Company has not incurred any liability for Taxes and is not otherwise liable for Taxes, in each case, other than in the Company’s Ordinary Course of Business.

(f) Section 3.22(f) of the Disclosure Schedules sets forth:

(i) the taxable years of the Company as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired;

(ii) those years for which examinations by the taxing authorities have been completed; and

(iii) those taxable years for which examinations by taxing authorities are presently being conducted.

(g) All deficiencies asserted, or assessments made, against the Company or against the Seller Consolidated Group (i) with respect, in whole or in part, to the Company, or (ii) for which the Company is or could be held liable in whole or in part, in each case, as a result of any examinations by any taxing authority have been fully paid.

(h) The Company and the Seller Consolidated Group, with respect to the Company or with respect to Taxes that could be imposed on the Company, are not a party to any Action by any taxing authority. There are no pending or threatened Actions by any taxing authority against the Company or that could result in Taxes being imposed on the Company, either separately or as a member of the Seller Consolidated Group.

(i) Seller has delivered to Buyer copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Company (or, in the case of Seller Consolidated Tax Returns, the consolidated portion thereof related to the Company individually and the federal income Tax proforma for the Company individually ) for all Tax periods ending after December 31, 2020.

(j) There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company.

(k) The Company has not been and is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement, except for the Company’s internal Tax sharing agreement with Seller Consolidated Group entered into in 2002 and last revised January 1, 2022.

(l) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or the Seller Consolidated Group with respect, in whole or in part, to the Company.

(m) Other than as a member of the Seller Consolidated Group, the Company is not and has never been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. The Company has no Liability for Taxes of any Person (other than as a member of the Seller Consolidated Group) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.

(n) Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(o) Section 3.22(o) of the Disclosure Schedules sets forth all foreign jurisdictions in which the Company currently files any Tax Returns, is engaged in business or has a permanent establishment. The Company has not entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. The Company has not transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(p) No property owned by the Company is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

(q) The Company has not deferred any payroll or employment Taxes or claimed any other benefit or relief pursuant to the CARES Act.

(r) All related party transactions between the Company, on the one hand, and Seller or its Affiliates, on the other hand, have been, in all respects, on an arm’s-length basis in accordance with Section 482 of the Code, or any state or foreign law equivalent, and are supported by contemporaneous transfer pricing documentation.

(s) The Company has duly collected and remitted all material sales, use, excise and similar Taxes, timely filed true and accurate sales, use and similar Tax Returns and retained all supporting documentation, in each case, related or attributable to its business in material compliance with applicable Law.

Section 3.23 Books and Records. The minute books and stock record books of the Company, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, the board of directors and any committees of the board of directors of the Company, and no meeting, or action taken by written consent, of any such stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be available to the Company in physical or electronic form and, promptly following the Closing, all books and records not in the possession of the Company as of the Closing will be transferred to Company’s possession. Subject to the foregoing, books and records shall include all physical and electronic files, documents, contracts, manuals, policies and procedures and other data, including personnel files, corporate stock records and all legal source documents pertinent to the Company, including documents relating to the following subject areas: construction plant, utility operations; customer records; human resources; regulatory proceedings; and general ledger records.

Section 3.24 Related Party Transactions. Except as set forth on Section 3.24 of the Disclosure Schedules, there are no Contracts or other arrangements involving the Company in which Seller, its Affiliates, or any of its or their respective directors, officers, or employees or any immediate family members thereof is a party, has a financial interest, or otherwise owns or leases any material asset, property, or right which is used by the Company.

Section 3.25 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Seller or the Company.

Section 3.26 Certain Regulatory Matters.

(a) The Company is subject to regulation as a public utility by the MPUC. The Company is not and has not been (i) a “public utility” within the meaning of Section 201(e) of the Federal Power Act, (ii) a “qualifying facility” within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended, and does not own and has not owned such a qualifying facility or (iii) subject to regulation as a public utility or public service company (or similar designation) of any other state in the United States or in any foreign country. The Company is and has been in compliance in all material respects with the Public Utility Holding Company Act of 2005 and the rules, regulations and staff interpretations thereunder. All filings, including all forms, statements, reports and agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, required to be made by the Company, under MPUC regulations or any Law applicable to public utilities, have been made in accordance with, and complied, as of their respective dates, with applicable Law and the requirements of the relevant Governmental Authorities.

(b) Except as set forth on Section 3.26(b) of the Disclosure Schedules, the Company (i) does not have rates which have been or are being collected subject to refund, pending final resolution of any proceeding pending before a Governmental Authority or on appeal to the courts or (ii) is not a party to any proceeding before a Governmental Authority or on appeal from orders of a Governmental Authority.

(c) The Company follows risk parameters, limits and guidelines that are in compliance with its risk management policy (each, the “Hedging Guidelines”), an accurate and complete copy of which has been provided to Buyer prior to the date hereof, to (i) restrict the level of risk that the Company is authorized to take with respect to, among other things, the net position resulting from all physical and financial natural gas hedge contracts, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof, interest rate swap agreements, and similar transactions (the “Net Position”) and (ii) monitor compliance with its Hedging Guidelines with such risk parameters. The Net Position is within the risk parameters that are set forth in each of the Hedging Guidelines and the exposure of the Company with respect to the Net Position resulting from all transactions described in the clause above would not reasonably be expected to result in a material loss to the Company, based on market prices in existence as of the date hereof. The Company has not, in accordance with its accounting policies, experienced an aggregate net loss in its hedging and related operations that would be material to such entity taking into account the recognition of any underlying commodity sales.

(d) The Company has reduced by $15,000,000 the initial cost associated with its Augusta area investment in gross plant for cost of service ratemaking purposes consistent with the 2016 MPUC ARP Order at p. 5. The Company’s books and records reflect such reduction.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Buyer represents and warrants to Seller that the statements contained in this ARTICLE IV are true and correct as of the date hereof.

Section 4.01 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of New Hampshire. Buyer has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Buyer is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any Ancillary Document to which Buyer is or will be a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms. When each Ancillary Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms.

Section 4.02 No Conflicts; Consents. Except as set forth in Section 4.02 of the Disclosure Schedules or as would not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby on a timely basis, the execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer or require or trigger any requirement for any consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority, except for the MPUC Order; or (c) require the consent, notice or other action by any Person under any Contract to which Buyer is a party.

Section 4.03 Investment Purpose. Buyer understands and acknowledges that the Shares being acquired by Buyer pursuant to the transactions contemplated hereby have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state securities Laws. Buyer is not an underwriter, as such term is defined under the Securities Act, and Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view toward, or for sale in connection with, any distribution of such securities or any portion thereof in violation of any federal or state securities Laws. Buyer acknowledges that the Shares are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities Laws for transactions not involving any public offering and, therefore, the Shares cannot be re-offered for sale, re-sold or otherwise transferred except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities Laws. Buyer is an “accredited investor” as defined in Regulation D under the Securities Act.

Section 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Buyer.

Section 4.05 Sufficiency of Funds; Solvency. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price (including any adjustment amounts that may become payable by Buyer under Section 2.04 of this Agreement) and consummate the transactions contemplated by this Agreement. Buyer acknowledges that receipt or availability of funds or financing by Buyer or any of its Affiliates shall not be a condition to Buyer’s obligations hereunder. After giving effect to the transactions contemplated hereby, and assuming the accuracy of the representations and warranties of Seller contained in this Agreement, Buyer will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), or (b) have incurred debts beyond its ability to pay as they become absolute and matured.

Section 4.06 Legal Proceedings. Except as set forth in Section 4.06 of the Disclosure Schedules, there are no Actions pending or, to Buyer’s Knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

Section 4.07 Information.

(a) Seller and its Affiliates have provided Buyer with such access to the facilities, books, records and personnel of Seller and the Company as requested by Buyer in order for Buyer to investigate the Business and properties of the Company that, together with the representations and warranties expressly set forth in this Agreement, in any Ancillary Document, or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement or any Ancillary Document, are sufficient to make an informed investment decision to purchase the Shares and to enter into this Agreement. Buyer is knowledgeable, sophisticated and experienced in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Shares. Buyer is capable of bearing the economic risks of an investment in the Shares for an indefinite period. Buyer’s acceptance of the Shares on the Closing Date shall be based upon its own investigation, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement, in any Ancillary Document, or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement or any Ancillary Document.

(b) Except with respect to any representation or warranty expressly set forth in this Agreement, in any Ancillary Document, or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement or any Ancillary Document, Buyer has relied solely on its own legal, Tax, technical and financial advisers for its evaluation of its investment decision to purchase the Shares and to enter into this Agreement and not on the advice of Seller, the Company, or their respective legal, tax, technical or financial advisers. Buyer acknowledges that (i) any financial projections or other forecasts or plans that may have been provided to it are based on assumptions of future operating results based on assumptions about certain events (many of which are beyond the control of Seller) and that there are substantial uncertainties inherent in attempting to make such projections and other forecasts and plans, (ii) it is not relying on such projections and other forecasts and plans, (iii) it is familiar with such uncertainties, and (iv) it is making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, which evaluation may be based on the representations and warranties expressly set forth in this Agreement, in any Ancillary Document, or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement or any Ancillary Document. Buyer understands and acknowledges that no assurances or representations can be given that the actual future results of the operations of the Company or its assets will conform to the projected future results for any period. Except with respect to any representation or warranty expressly set forth in this Agreement, in any Ancillary Document, or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement or any Ancillary Document, Buyer specifically acknowledges that no representation or warranty has been made, and that Buyer has not relied on any representation or warranty, with respect to any projections, estimates or budgets, future revenues, future results from operations, future cash flows, the future condition, the future financial condition of the Company, or any other information or documents made available to Buyer, its Affiliates or its or their respective Representatives.

(c) The representations and warranties in this Section 4.07 will survive until the indemnification survival periods in Article VIII shall all have expired.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause the Company to, (x) conduct the Business in the Ordinary Course of Business; and (y) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Company and to preserve the rights, franchises, goodwill and relationships of its employees, unions, customers, lenders, suppliers, regulators and others having business relationships with the Company. Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall cause the Company to:

(a) preserve and maintain all of its Permits, to the extent such Permits continue to be necessary for the conduct of the Business as currently conducted and as proposed to be conducted in the absence of the transactions contemplated by this Agreement;

(b) pay its debts, Taxes and other obligations and file its Tax Returns, in each case, when due;

(c) maintain the properties and assets owned, operated or used by the Company in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(d) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;

(e) use commercially reasonable efforts to defend and protect its properties and assets from infringement or usurpation;

(f) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;

(g) maintain its books and records in accordance with past practice;

(h) comply in all material respects with all applicable Laws; and

(i) not take or permit any action that would cause any of the changes, events or conditions described in Section 3.08 to occur without the prior written consent of Buyer, which consent will not be unreasonably withheld, delayed or conditioned.

Section 5.02 Access to Information. From the date hereof until the Closing, Seller shall, and shall cause the Company to, (a) at reasonable times during normal business hours and upon at least three Business Days prior written notice, afford Buyer and its Representatives reasonable access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to the Company; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Company as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller and the Company to reasonably cooperate with Buyer in its investigation of the Company, provided, however, Buyer shall not be permitted to engage in any environmental diligence on the Company’s Real Property without the Seller’s prior written consent, further provided, however, if such environmental diligence (i) would result in a di minimis disruption of the business of Seller, the Business or the Company or (ii) relates to an environmental Liability (or the material worsening thereof) of which Buyer first becomes aware after the date of this Agreement, then such consent not to be unreasonably withheld, conditioned, or delayed. If Buyer seeks to conduct environmental diligence in excess of reviewing the Company’s and Seller’s Books and Records with respect to the Real Property (that is, diligence activities involving invasive investigatory techniques such as, but not limited to, soil borings, test pitting, monitoring well installation, and soil, water, groundwater, and air sampling), Buyer shall provide a written request to Seller, which request shall include in reasonable detail the reason for such diligence investigation, and a certification from Buyer that it learned of the environmental issue being investigated after the date of this Agreement. Seller and Buyer shall in good faith find a mutually agreeable date on which Buyer may conduct such diligence, with access to the Real Property being on terms and conditions reasonably satisfactory to Seller and in compliance with the Company’s safety rules and regulations. Any investigation pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the Company nor cause damage to any real or personal property. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement.

Section 5.03 No Solicitation of Other Bids.

(a) Seller shall not, and shall not authorize or permit any of its Affiliates (including the Company) or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Company) and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

(b) In addition to the other obligations under this Section 5.03, Seller shall promptly (and in any event within three (3) Business Days after receipt thereof by Seller, the Company, or any of their Affiliates or Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) Seller agrees that the rights and remedies for noncompliance with this Section 5.03 shall include having such provision specifically enforced by any court having equity jurisdiction (without any requirement to post bond), it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

Section 5.04 Notice of Certain Events.

(a) From the date hereof until the Closing, Seller shall promptly notify Buyer in writing of:

(i) a Material Adverse Effect, or any fact, circumstance, event or action the existence, occurrence or taking of which (A) has resulted in, or would reasonably be expected to result in, any representation or warranty made by Seller hereunder not being true and correct in any material respect as of the Closing or (B) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.02 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, which consent is not set forth in Section 3.05 of the Disclosure Schedules;

(iii) (A) the termination for cause, resignation or retirement of any/ Company Employee or officer or director of the Company, or (B) the adoption, modification, or termination of any agreement with any independent contractor or consultant of the Company that, with respect to this clause (B), is not or would not qualify as a Material Contract pursuant to Section 3.09(a)(vi); and

(iv) any Actions commenced or, to Seller’s Knowledge, threatened against, relating to or involving or otherwise affecting Seller or the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.17 or that relates to the consummation of the transactions contemplated by this Agreement.

(b) Buyer’s receipt of information pursuant to this Section 5.04 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement (including Section 8.02 and Section 9.01(b)) and shall not amend or supplement the Disclosure Schedules.

Section 5.05 Resignations. Seller shall deliver to Buyer in writing, effective as of the Closing Effective Time, resignations, from their respective officer and director positions, of the officers and directors of the Company set forth on Section 5.05 of the Disclosure Schedules or requested by Buyer at least five Business Days prior to the Closing. For the avoidance of doubt, where such persons are employees of the Company, such resignations shall not include resignation from employment.

Section 5.06 Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (c) is required to be disclosed by Law to the extent set forth in, and in accordance with, the provisions of this Section 5.06. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.07 Non-Competition; Non-Solicitation.

(a) For a period of five years commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and the customers or suppliers of the Company. Notwithstanding the foregoing, (i) nothing in this Section 5.07(a) shall prevent Seller or its Affiliates from providing electricity or electricity-related products and services to others engaging in the Restricted Business in the Territory, and (ii) Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b) To the extent the following restriction is permitted by Law, during the Restricted Period, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any employee of the Company or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 5.07(b) shall prevent Seller or any of its Affiliates from hiring (i) any employee whose employment has been terminated by the Company or Buyer or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(c) During the Restricted Period, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company for purposes of diverting their business or services from the Company; provided, that nothing in this Section 5.07 shall prevent Seller or its Affiliates from soliciting and enticing any Person to procure electricity or non-natural gas products and services from Seller or its Affiliates.

(d) Seller acknowledges that a breach or threatened breach of this Section 5.07 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e) Seller acknowledges that the restrictions contained in this Section 5.07 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.07 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 5.07 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.08 Governmental Approvals and Consents.

(a) Each party hereto shall, as promptly as possible, (i) make, or cause to be made, all filings and submissions (including those with the MPUC) required under any Law applicable to such party or any of its Affiliates or that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents; (ii) use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents; and (iii) use commercially reasonable efforts to obtain, or cause to be obtained, the MPUC Order. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b) Seller and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.05 and Section 4.02 of the Disclosure Schedules.

(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use commercially reasonable efforts to:

(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;

(ii) promptly notify the other party of any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and

(iv) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.

(d) If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, Seller shall, subsequent to the Closing, cooperate with Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained, Buyer has waived such consent, approval or authorization, and Seller or the Company will not be deemed to be in breach under the applicable Contract, Seller shall use its commercially reasonable efforts (which shall not include the payment to a third party of money in excess of any amounts required to be paid by the applicable Contract or applicable Law or result in the incurrence of an additional material liability owed by Seller to a third party) to provide the Company with the rights and benefits of the affected Contract for the term thereof, and, if Seller provides such rights and benefits, the Company shall assume all obligations and burdens thereunder.

(e) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including (i) any interactions between Seller, the Company, Buyer, or any of their Affiliates with Governmental Authorities in the Ordinary Course of Business, (ii) any disclosure which is not permitted by Law or (iii) any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any such meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice, if reasonably practicable, being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(f) Notwithstanding the foregoing, nothing in this Section 5.08 shall require, or be construed to require, either Seller or Buyer, or any of their Affiliates, to agree to (i) sell, hold, divest, discontinue or limit, before, on, or after the Closing Date, any assets, businesses or interests of such Person; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, would or would reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Buyer of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

Section 5.09 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of seven years after the Closing, Buyer shall:

(i) retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company; and

(ii) upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in ARTICLE VI.

(b) In order to facilitate the resolution of any claims made by or against or incurred by Buyer or the Company after the Closing, or for any other reasonable purpose, for a period of seven years following the Closing, Seller shall:

(i) retain the books and records (including personnel files) of Seller which relate to the Company and its operations for periods prior to the Closing; and

(ii) upon reasonable notice, afford the Representatives of Buyer or the Company reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in ARTICLE VI.

(c) Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.09 where such access would violate any Law or terminate or waive attorney-client privilege.

Section 5.10 Closing Conditions From the date hereof until the Closing, each party hereto shall, and Seller shall cause the Company to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VII hereof.

Section 5.11 Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall reasonably cooperate as to the timing and contents of any such announcement.

Section 5.12 Certain Employment and Benefits Matters.

(a) As soon as practical following the execution of this Agreement, but not later than five (5) Business Days, as long as it is not disruptive to time sensitive operational work for any given employee, after the public announcement of this Agreement or the transactions contemplated by this Agreement, or such other time as agreeable to Seller and Buyer, Seller shall, and shall cause its Affiliates to, facilitate Buyer meeting with each non-union employee of the Company (which may include allowing Representatives of Buyer to be on-site at the Company to do so).

(b) Seller shall be solely responsible, and the Buyer shall have no obligations whatsoever, for any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of Seller, the Company, or any of their Affiliates (including, without limitation, wages, hourly pay, commissions, bonuses, fees, salary, overtime, accrued vacation pay, sick pay, public holiday pay, fringe, pension or profit sharing benefits, termination pay, severance pay, pay-in-lieu-of-notice, and any other compensation as well as any fines or penalties for failure to pay any of the foregoing) or other sums due to the Seller’s, the Company’s or any of their Affiliates’ current or former employees, independent contractors or consultants for any period relating to the service with the Seller, the Company, or any of their Affiliates at any time on or before the Closing Date, and Seller shall pay all such amounts to all entitled Persons on or before the Closing Date or, if not paid before the Closing Date, promptly following the Closing Date, except to the extent such are included as Transaction Expenses or as Current Liabilities taken into account for determining the Closing Working Capital. Seller shall reimburse the Company, within 30 days following Seller’s receipt of an invoice therefore, for any compensation or other accrued severance benefits payable to any Company Employee pursuant to Seller or Company policies in effect immediately prior to the Closing (and not those of Buyer or Company that may be adopted or put in place on and after the Closing) resulting from a termination of employment occurring between the Closing Date and the first anniversary of the Closing Date. For the avoidance of doubt, except as expressly provided in the foregoing sentence, Buyer or the Company shall be solely responsible for, and Seller shall have no obligations whatsoever, for any compensation or other amounts payable to any employee, officer, director, independent contractor or consultant of the Company attributable to the period of time after the Closing Date. Upon Buyer’s or Seller’s request (as applicable), the other party shall provide reasonable evidence of payments to, or releases obtained from, any of the Persons described in this Section 5.12(b).

(c) Seller shall remain solely responsible, and Buyer shall have no obligations whatsoever, for the satisfaction of all Liabilities pursuant to any Benefits Plan and Non-U.S. Benefits Plan, which Liabilities relate to events occurring on or before the Closing Date. Seller shall also be solely responsible, and the Buyer shall have no obligations whatsoever, for any compensation, benefit or other amounts payable pursuant to a Benefit Plan or Non-U.S. Benefit Plan that are partly or wholly the result of the transactions contemplated in this Agreement. Seller shall pay or cause to be paid, all such amounts to the appropriate persons.

Section 5.13 Certain Regulatory Matters.

(a) Prior to the Closing Date, the Seller shall cause the Company to (i) obtain Buyer’s prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) prior to initiating any general rate case and (ii) discuss with Buyer as soon as possible any material change or potential material change in the Company’s (x) regulated base rates or charges or the basis for determining the same, (y) terms or conditions of rendering service or (z) accounting or regulatory policies or practices, and shall consult with Buyer no later than ten (10) Business Days before making a filing on any such matter or effecting any agreement, commitment, arrangement or consent, whether written or oral or formal or informal, with respect thereto; provided, the foregoing shall not limit Seller’s ability to make routine filings and compliance filings, in each case to the extent consistent with prior filings, with the MPUC in the Ordinary Course of Business, which, for the avoidance of doubt, does not include the types of filings referenced in the foregoing subsections (x) or (y).

(b) Prior to the Closing Date, the Company will not amend or modify its Hedging Guidelines in a manner that results in such Hedging Guidelines being less restrictive than the Hedging Guidelines in effect on the date of this Agreement, so long as the MPUC continues to approve the Hedging Guidelines as written; provided, however, the foregoing shall not limit Seller in amending or modifying its Hedging Guidelines with respect to it or its other Affiliates.

(c) Within thirty (30) days after the execution of this Agreement, Seller will provide to Buyer a list of all outstanding material Governmental Orders applicable to the Company.

Section 5.14 Transition Planning. Promptly following the date of execution of this Agreement and subject to applicable Laws, the Seller shall, and shall cause its Affiliates, including the Company, to cooperate with Buyer in planning for transition of the Business (including data, systems, operation and administration) to Buyer as of the Closing Date. In order to facilitate this process, as promptly as practicable after the date hereof, each of Buyer and Seller shall designate an individual to serve as their transition coordinator (each a “Transition Coordinator”) who shall meet on a regular basis to review current procedures applicable to performing the following business cycles for the Company: corporate governance; regulatory; treasury; corporate accounting; accounts payable & purchasing; taxes; payroll; customer service; benefits and human resources; revenues and receivables; construction; utility operations; and information systems. The Transition Coordinators shall also use commercially reasonable efforts to (i) develop a transition services plan to provide for the processing of all regular business transactions, assist in the migration of files and data, and continue the provision of gas purchasing and management and system dispatch for a period not to exceed twelve (12) months after closing and (ii) recommend, subject to approval of each of Seller and Buyer, the specific scope of the services to be provided by Seller pursuant to the Transition Services Agreement, which scope shall be documented in the schedules, exhibits, and other attachments to such agreement on or before the Closing Date.

Section 5.15 Insurance. Seller covenants and agrees to maintain, or cause to be maintained, in full force and effect each of the liability Insurance Policies insuring the Company for a minimum of one (1) year after Closing, with coverage at least as comprehensive as in effect as of the date of this Agreement, solely for the benefit of Seller and its Affiliates.

Section 5.16 Company Shared IT Systems. As may be specified pursuant to mutually agreeable terms and processes in the Transition Services Agreement, after the Closing, Seller shall, and shall cause its Affiliates to, transfer all Company data to the Company in a customary and usable form that can readily be used by the Company and Buyer (such as CSV or other common forms). Following the Closing, Seller shall, and shall cause its Affiliate to, take such further actions (at the sole cost and expense of the Buyer, except as provided otherwise in this Agreement or as provided in the Transition Services Agreement) as may be reasonably required to ensure that the Company and the Buyer are able to use such Company data.

Section 5.17 Financing. Prior to the Closing, Seller shall use commercially reasonable efforts to provide cooperation reasonably requested by Buyer with respect to Buyer’s financing of the transactions contemplated by this Agreement, but in no event shall (i) such cooperation or lack thereof result in any liability to Seller or (ii) Seller be required to incur any out-of-pocket costs or expenses owing to any third party. Buyer hereby indemnifies and holds harmless Seller and the Company from and against any and all Losses related to or arising from Seller’s and the Company’s provision of information provided to Buyer as contemplated this Section 5.17. This indemnification obligation shall survive the Closing or the earlier termination of this Agreement for the applicable statute of limitations.

Section 5.18 Certain Contracts, etc. Prior to or simultaneously with the Closing, Seller shall, and shall cause its Affiliates to, (a) terminate or cause the Company to cease to be a party to and to cease to have any obligations with respect to any Indebtedness, (b) amend any Tax sharing agreement referenced in Section 3.09(a)(xi) and Section 3.24 of the Disclosure Schedules, to the extent necessary in order to remove any further tax sharing as between the Company, on the one hand, and the other members of the Seller Consolidated Group, on the other hand, with respect to tax periods beginning after the Closing, and (c) ensure that the Company has possession of all credentials relating to social media accounts listed in Section 3.12(b) of the Disclosure Schedules.

Section 5.19 Permits. Prior to or simultaneously with the Closing, Seller shall provide to Buyer an updated list of then-current Permits issued to the Company, including the names or types of the Permits and their respective month and year of expiration. Prior to the Closing, Seller shall, and shall cause the Company to use commercially reasonable efforts to facilitate transferability, assumption, or continuation of all Permits in connection with the transactions contemplated by this Agreement.

Section 5.20 Support Obligations. At Buyer’s sole risk, cost and expense, on or prior to Closing, Buyer shall use its commercially reasonable efforts to provide or obtain, replacement credit support in respect of each Support Obligation (a) listed on Section 5.20 of the Disclosure Schedules; and (b) in accordance with the terms of the Material Contract, Real Property Agreement or Permit pursuant to which such Support Obligation has been provided, in accordance with the terms thereof and otherwise in such manner that Support Obligations provided by Seller and its Affiliates on behalf of the Company are released and returned by the beneficiary thereof, or cancelled or otherwise terminated effective as of the Closing Date (the “Replacement Support”). Promptly following the execution of this Agreement, Seller and Buyer will coordinate to establish the process by which the applicable beneficiaries under the Support Obligations will be contacted in connection with the Buyer attempt to obtain the Replacement Support.

Section 5.21 MPUC Request.

(a) If the MPUC Accounting Approval is not received prior to the Closing, then following the Closing, Buyer shall cause the Company to use commercially reasonable efforts to maintain the MPUC Request until (i) receipt of the MPUC Accounting Approval or (ii) an order of the MPUC denying the MPUC Request; provided that Seller shall reimburse Buyer for any costs and expenses incurred by Buyer in connection therewith.

(b) If the MPUC Accounting Approval Order is received after execution of this Agreement but prior to the Closing, then, on or before the date that is the later of (i) thirty (30) days after the reconsideration and appeal period(s) with respect to the MPUC Accounting Approval Order shall have lapsed and the MPUC Accounting Approval Order shall have become final or (ii) the Closing Date, Buyer will pay to Seller the present value of the full amount authorized in such Order (with such present value determined using a discounting rate per annum equal to 6%, and an uncollectible rate equal to 3%).

(c) If the MPUC Accounting Approval Order is received after the Closing, then, on or before the date that is thirty (30) days after the reconsideration and appeal period(s) with respect to the MPUC Accounting Approval Order shall have lapsed and the MPUC Accounting Approval Order shall have become final, Buyer will pay to Seller the present value of the full amount authorized in such Order (with such present value determined using a discounting rate per annum equal to 6%, and an uncollectible rate equal to 3%).

Section 5.22 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

ARTICLE VI

TAX MATTERS

Section 6.01 Tax Covenants.

(a) Without the prior written consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed, beginning on the date of this Agreement, Seller shall not (and, prior to the Closing, Seller shall cause the Company, its Affiliates and their respective Representatives not to), to the extent it may affect, or relate to, the Company, make, change or rescind any Tax election, amend any Tax Return, take any position on any Tax Return, take or omit to take any action on or with respect to any Tax Return or any Tax election or enter into any other transaction that, in each case, would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or the Company in respect of any Post-Closing Tax Period; provided, however, that the foregoing shall not restrict the Seller (or, prior to the Closing, the Company, its Affiliates and their respective Representatives) from filing Tax Returns, taking positions, or making elections or adopting methodologies that are consistent with the Tax Returns filed, positions taken, elections made or methods used with respect to the Company in preparing and filing similar Tax Returns in prior periods.

(b) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (including any real property transfer Tax and any other similar Tax) shall be borne equally by Buyer and Seller and each shall timely pay its share of such Taxes and fees and reasonably cooperate in the payment such Taxes and fees, in each case, to the proper taxing authority. Seller shall prepare or cause to be prepared and timely file any Tax Return related to or reporting such Taxes and fees (and Buyer shall cooperate with respect thereto as necessary) and the expense of such preparation and filing shall be borne equally by Buyer and Seller. To the extent any Taxes described in this Section 6.01(b) are incurred by the Company, they shall not be taken into account for the purpose of computing any Purchase Price adjustment under Section 2.04 and shall not be treated as Pre-Closing Taxes.

(c) Seller will prepare or cause to be prepared, and file or cause to be filed, all Seller Consolidated Tax Returns that become due (taking into account any valid extensions) after the Closing that include a Pre-Closing Tax Period (which, for the avoidance of doubt, shall not include a Straddle Period) and shall timely pay any Taxes reported as due and owing on such Tax Return. Any such Tax Returns shall, to the extent it relates to the Company, be prepared in a manner consistent with past practice (unless otherwise required by Law).

(d) Other than as set forth in Section 6.01, the preparation and filing of any Tax Return of the Company shall be exclusively within the control of Buyer; provided, however, Buyer shall not, and shall not permit any person to, amend, refile, revoke or otherwise modify any Tax Return or Tax election with respect to a Pre-Closing Tax Period, or take a position that is inconsistent with the Tax positions taken in the Pre-Closing Tax Period, without the prior written consent of the Seller not to be unreasonably withheld, conditioned or delayed, except that, with respect to a Straddle Period, to the extent a Tax position or failure to amend, refile, revoke or otherwise modify any Tax Return or Tax election is not supportable at a “more likely than not” or higher degree of comfort, Buyer shall not be subject to the foregoing. Notwithstanding the foregoing, with respect to any Tax Return prepared by Buyer that relates to a Pre-Closing Tax Period, the pro forma Tax Returns of the same shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation, in each case, to the extent applicable to the Company) at least thirty-five (35) Business Days prior to the due date (including valid extensions) of such Tax Return, or, with respect to a Tax Return for which the due date is less than forty (40) Business Days (including available extensions) from the end of the period covered by the Tax Return, seven (7) Business Days prior to the due date (including valid extensions) of such Tax Return. If Seller objects to any item on any such Tax Return, it shall, within three (3) Business Days after delivery of such Tax Return, notify Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. Seller shall promptly pay any Pre-Closing Taxes reported as due and payable on such Tax Return prepared by Buyer that relates to a Pre-Closing Tax Period.

(e) If a notice of objection shall be duly delivered pursuant to Section 6.01(c) or Section 6.01(d), Buyer and Seller shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Buyer and Seller are unable to reach such agreement within ten (10) Business Days after receipt by the relevant party of such notice, the disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within twenty (20) Business Days of having the item referred to it pursuant to such procedures as it may require. If any disputed items are not resolved by the Buyer and Seller or the Independent Accountant before the due date (as validly extended) for such Tax Return, the Tax Return shall be filed as prepared by the party that originally prepared the Tax Return and then amended to reflect the Buyer and Seller or the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne by Buyer and Seller in accordance with Section 2.04(b)(v).

(f) Seller will be entitled to any refund of or credit for Taxes imposed on the Company (either individually or as a part of the Seller Consolidated Group) in respect of any Pre-Closing Tax Period (as determined pursuant to Section 6.04) and which is actually realized by Buyer or its Affiliates, provided that Seller shall not be entitled to any refund of or credit for Taxes attributable to any loss in, or Tax attribute arising in, a Post-Closing Tax Period (e.g., as a carryback) or included in the calculation of Current Assets, provided further that Seller has no obligation to compensate Buyer for the use of any tax attribute of the Seller or its Affiliates (which shall not include the Company) that arises in and is attributable to a Post-Closing Tax Period and is utilized by the Seller or its Affiliates in a Pre-Closing Tax Period. Buyer shall use commercially reasonable efforts to file (or cause to be filed), upon Seller’s request and at Seller’s sole expense, all Tax Returns (including amended Tax Returns) or other documents of the Company claiming any refunds to which the Seller is entitled (as determined in accordance with this Section 6.01(f)) with respect to any Pre-Closing Tax Period. Buyer shall pay, or cause to be paid, to the Seller an amount equal to such refund or credit net of expenses and/or Taxes borne by Buyer, its Affiliates (including the Company in a Post-Closing Tax Period) within ten (10) Business Days of the receipt or recognition of the applicable refund or credit by Buyer or the Company. For the avoidance of doubt, nothing contained in ARTICLE VIII shall in any way limit this Section 6.01(f).

Section 6.02 Termination of Existing Tax Sharing Agreements. Seller shall amend, terminate or cause to be terminated any and all existing Tax sharing agreements (whether written or not) binding upon the Company as of the Closing Date; provided, however, with respect to internal Tax sharing agreements as between the members of the Seller Consolidated Group, Seller shall amend such Tax sharing agreement, only to the extent necessary in order to remove any further tax sharing as between the Company, on the one hand, and the other members of the Seller Consolidated Group, on the other hand, with respect to tax periods beginning after the Closing. After Closing, none of the Company, Seller nor any of Seller’s Affiliates and their respective Representatives shall have any further rights or liabilities, including any obligation of the Company to Seller or any of Seller’s Affiliates and their respective Representatives for Taxes for the Pre-Closing Tax Period or a Post-Closing Tax Period.

Section 6.03 Tax Indemnification. Except to the extent treated as a liability in the calculation of Closing Working Capital, Indebtedness or Transaction Expenses as final determined in Section 2.04, from and after Closing, Seller shall indemnify the Company, Buyer, and each Buyer Indemnitee and hold them harmless from and against (a) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 3.22; (b) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in ARTICLE VI; (c) all Taxes of the Company or relating to the business of the Company for all Pre-Closing Tax Periods (“Pre-Closing Taxes”); (d) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law; and (e) any and all Taxes of any person imposed on the Company arising under the principles of transferee or successor liability or by Contract, relating to an event or transaction occurring on or before the Closing Date. In each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith, Seller shall reimburse Buyer for any Taxes of the Company that are the responsibility of Seller pursuant to this Section 6.03 within ten (10) Business Days after payment of such Taxes or incurrence of any Losses by Buyer or the Company. The aggregate liability of Seller to Buyer pursuant to this Section 6.03 shall not exceed the Purchase Price, reduced by any payments made by Seller pursuant to Section 8.02.

Section 6.04 Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins on or before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:

(a) in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with and including the Closing Date; and

(b) in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on and including the Closing Date and the denominator of which is the number of days in the entire period.

Section 6.05 Section 338(h)(10) Election.

(a) The Company and Seller shall, if directed by Buyer, join with Buyer in making a timely election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Law) with respect to the purchase and sale of the Shares of the Company hereunder (collectively, a “Section 338(h)(10) Election”). Seller and Buyer acknowledge that for federal income tax purposes (and for state income tax purposes in those states whose income tax provision follow the federal income tax treatment), the sale of the Shares combined with the Section 338(h)(10) Election will be treated as a sale of assets by the Company to a wholly-owned subsidiary of the Buyer followed by a complete liquidation of the Company into Seller. Seller and Buyer will report (and will cause their respective Affiliates to report) any transactions that occur under this Agreement consistent with the Section 338(h)(10) Election and will take no position (nor allow their respective Affiliates to take a position) contrary thereto or inconsistent therewith unless required to do so by applicable Tax Laws.

(b) For purposes of making the Section 338(h)(10) Election for federal income tax purposes, on the Closing Date, Seller and Buyer will each deliver to the other an executed IRS Form 8023 (or successor form). In addition, Seller and Buyer will each provide to the other all necessary information to permit the Section 338(h)(10) Election to be made.

(c) If a Section 338(h)(10) Election is made, Seller and Buyer agree that the Purchase Price and the Liabilities of the Company (plus other relevant items) shall be allocated among the assets of the Company for Tax purposes as shown on the allocation schedule (the “Allocation Schedule”) prepared in accordance with Section 1060 of the Code and the Treasury Regulations issued thereunder and the methodology set forth in Exhibit B. A draft of the Allocation Schedule, including IRS Forms 8883 and 8594, shall be prepared by Buyer and delivered to Seller within thirty (30) days following the date on which the Closing Statements become binding for Seller’s approval. Buyer and Seller will mutually agree on the items set forth on the Allocation Schedules. Buyer and Seller agree to use the Allocation Schedules for tax reporting purposes unless otherwise required by final (or similar) determination of a taxing authority. If Seller notifies Buyer in writing within thirty (30) days after Seller’s receipt of Buyer’s draft Allocation Schedule that Seller objects to one or more items reflected in the Allocation Schedule, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within thirty (30) days following the Seller’s notification of objections, such dispute shall be resolved by the Independent Accountant. The fees and expenses of such Independent Accountant shall be borne by Buyer. For all Tax purposes, Buyer, the Company and Seller shall file all Tax Returns (including, without limitation, IRS Forms 8023, 8883, 8594 (and all supplements thereto), amended returns and claims for refund) and information reports in a manner that is consistent with the Allocation Schedule as finally agreed to by Buyer and Seller or, with respect to matters in dispute, as finally resolved by the Independent Accountant. The parties hereto will revise the Allocation Schedule to the extent necessary to reflect any Post-Closing Adjustments or other adjustments to Purchase Price made pursuant to or in connection with this Agreement. In the case of any such payments, Buyer will propose a revised Allocation Schedule, and the parties hereto will follow the procedure outlined above with respect to review, dispute, and resolution with respect to any such revisions. In the event the Allocation Schedule, including any and all disputes thereto, has not been finally agreed upon by the parties by the time that Tax Returns or information reports are due (taking into account any extensions), Buyer, the Company, and Seller shall file all such Tax Returns and information reports consistent with Seller’s proposed Allocation Schedule. To the extent the Allocation Schedule as finally agreed upon by the parties or as finally resolved by the Independent Accountant is different than Seller’s proposed Allocation Schedule, Buyer, the Company, and Seller shall amend and/or supplement such tax returns and information reports to reflect any such differences and make each of their tax reporting consistent with the Allocation Schedule as finally agreed upon by the parties or as finally resolved by the Independent Accountant as soon as reasonably practicable.

(d) Buyer shall not be entitled to make an election under Section 338(g) of the Code with respect to the purchase and sale of the Shares of the Company under this Agreement.

Section 6.06 Contests. Buyer agrees to give prompt written notice to Seller of the receipt of any notice by the Company, Buyer or any of Buyer’s Affiliates of any pending or threatened claim, audit, notice of deficiency, examination, assessment, or other proceeding, for which Seller is liable under this ARTICLE VI or which involves the assertion of any claim, or the commencement of any Action against or that could reasonably be expected to give rise to a Tax liability that could be imposed on the Company, Buyer or their Affiliates, in respect of which an indemnity may be sought by Buyer pursuant to this ARTICLE VI (a “Tax Claim”). Seller shall control the contest or resolution of any Tax Claim related to any Pre-Closing Tax Period (other than a Straddle Period) and, without limiting the foregoing, may in its sole discretion, pursue or forgo any and all administrative appeals, proceedings, hearing and conferences with any Governmental Authority taken in connection thereof. If such Tax Claim would reasonably be expected to have the effect of increasing the Tax liability or reducing a Tax asset of Buyer, the Company or their Affiliates in respect of any Post-Closing Tax Period or could be imposed on the Company, Buyer or their Affiliates post-Closing, Seller shall keep Buyer timely informed with respect to any impending settlement, compromise and/or concession of any such Tax Claim and Buyer shall have the right, directly or through its designated Representatives, to review in advance and comment upon all material submissions (to the extent such relate to the Company) made in the course of such Tax Claim, which Seller shall consider in good faith, and otherwise reasonably participate in such Tax Claim (at Buyer’s sole cost and expense) and the Seller shall not settle or otherwise dispose of any such Tax Claim, solely to the extent the settlement or disposition relates to the Company and could affect the Company (or Buyer’s or their Affiliates) post-Closing Taxes or could be imposed on the Company, Buyer or their Affiliates post-Closing, without the prior written consent of the Buyer, which shall not be unreasonably withheld, conditioned or delayed. Buyer shall control any other Tax Claim; provided, Buyer shall keep the Seller timely informed with respect to any impending settlement, compromise and/or concession of any such Tax Claim and Seller shall have the right, directly or through its designated Representatives, to review in advance and comment upon all material submissions made in the course of such Tax Claim, which Buyer shall consider in good faith. For the avoidance of doubt, and not withstanding anything to the contrary in this Agreement, Buyer shall not have any right to participate in any Tax Claim related to a Seller Consolidated Return.

Section 6.07 Cooperation and Exchange of Information. Seller and Buyer shall, and each shall cause the Company to, provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this ARTICLE VI or in connection with any audit or other proceeding in respect of Taxes of the Company. Such cooperation and information shall include providing copies of relevant Tax Returns (excluding Seller Consolidated Tax Returns and similar Tax Returns of the Buyer or its Affiliates) or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by any taxing authority. Each of Seller and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for a Pre-Closing Tax Period for a period of seven years after the Closing Date. In the event Seller or Buyer (as the case may be) wish to take custody of the other party’s Tax Returns for or including the Company for a Pre-Closing Tax Period (excluding Seller Consolidated Tax Returns and similar Tax Returns of the Buyer or its Affiliates) and schedules and work papers, records and other documents in its possession related to Tax matters of the Company for any Pre-Closing Tax Period or for any period that could give rise to a Tax liability that could be imposed on the Company, Buyer or their Affiliates, in respect of which an indemnity may be sought by Buyer pursuant to this ARTICLE VI, such party (as the case may be) shall provide the other party with reasonable written notice of such request no sooner than sixty (60) days nor later than ten (10) days prior to expiration of the retention period set forth above, provided that, prior to transferring, destroying or discarding any such documentation earlier than seven years after the Closing, the party with custody of such information shall provide the other party with no less than thirty (30) days written notice of the intent to transfer, destroy or discard such documentation. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, Buyer shall not have any right to review Seller Consolidated Returns and Seller shall not have the right to review any similar Tax Returns of the Buyer or its Affiliates.

Section 6.08 Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this ARTICLE VI shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 6.09 Payments to Buyer. Any amounts payable to Buyer pursuant to this ARTICLE VI shall be satisfied from Seller.

Section 6.10 Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 3.22 and this ARTICLE VI shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days or, with respect to covenants or other agreements, until performed.

Section 6.11 Overlap. To the extent that any obligation or responsibility pursuant to ARTICLE VIII may overlap with an obligation or responsibility pursuant to this ARTICLE VI, the provisions of this ARTICLE VI shall govern

Section 6.12 Consolidated Tax Liability. Notwithstanding anything in this Agreement to the contrary, Seller shall be solely responsible for all Seller Consolidated Tax Liabilities and shall be obligated to indemnify or reimburse the Company, Buyer, and each Buyer Indemnitee for any Seller Consolidated Tax Liability that is imposed on the Company and paid by the Company, Buyer or any Buyer Indemnitee and is otherwise not indemnified or required to be reimbursed pursuant to another provision of this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or such party’s waiver, at or prior to the Closing, of each of the following conditions:

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b) Seller shall have received all consents, authorizations, orders and approvals from the Persons referred to in Section 3.05 and Buyer shall have received all consents, authorizations, orders and approvals from the Persons referred to in Section 4.02, in each case, in form and substance reasonably satisfactory to Seller and Buyer, and no such consent, authorization, order and approval shall have been revoked.

(c) Buyer and Seller shall have each paid their respective share of the real estate transfer tax due pursuant to 36 M.R.S. Chapter 711-A and delivered a completed declaration of value for each municipality in which such transfer tax is due.

Section 7.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than the representations and warranties of Seller contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05(a) and Section 3.25, the representations and warranties of Seller contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially” or similar words) or in all material respects (in the case of any representation or warranty not qualified by Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially” or similar words) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Seller contained in

Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05(a) and Section 3.25 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Seller shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) No Action shall have been commenced against Buyer, Seller or the Company, which would reasonably be expected to prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d) All consents, authorizations, orders, approvals, or waivers that are listed in Section 3.05 of the Disclosure Schedules shall have been received, in each case, in form and substance reasonably satisfactory to Buyer, and no such consent, authorization, order, approval or waiver shall have been revoked, and, to the extent applicable, executed counterparts thereof shall have been delivered to Buyer at or prior to the Closing.

(e) The MPUC Order shall have been received, copies of the MPUC Order shall have been delivered to Buyer at or prior to the Closing, the MPUC Order, as of immediately prior to the Closing, shall not have been revoked, reversed, stayed, enjoined, set aside, annulled or suspended, the MPUC Order shall be final and non-appealable, any waiting period prescribed by the MPUC Order or by law with respect to the MPUC Order shall have expired, and any conditions prescribed by the MPUC Order or by Law with respect to the MPUC Order shall, to the extent that the MPUC Order or Law require their satisfaction prior to Closing, have been satisfied.

(f) From the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(g) The Ancillary Documents shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Buyer.

(h) Buyer shall have received resignations of the directors and officers of the Company pursuant to Section 5.05.

(i) At least five Business Days before Closing, Seller shall have delivered to Buyer the Estimated Closing Statement and the Closing Transaction Expenses Certificate, including all related documentation described in Section 2.04(a)(ii).

(j) As of the Closing, Seller shall have delivered to Buyer the Closing Indebtedness Certificate, which shall reflect that the Company has no Indebtedness as of the Closing.

(k) Seller shall have delivered to Buyer the Estimated Closing Statement contemplated in Section 2.04(a)(ii).

(l) Seller shall have delivered to Buyer a good standing certificate (or its equivalent) for the Company from the Secretary of State or similar Governmental Authority of the State of Maine.

(m) Seller shall have delivered to Buyer a valid and complete IRS Form W-9 for Seller and the Company and, if required, a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Code (the “FIRPTA Certificate”).

(n) Seller shall have delivered to Buyer a valid and complete, executed IRS Form 8023 (or successor form) as contemplated in Section 6.05(b).

(o) Seller shall have delivered, or caused to be delivered, to Buyer stock certificates evidencing the Shares, free and clear of Encumbrances (except for those exceptions set forth in Section 2.03(b)(i)), duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank and with all required stock transfer tax stamps affixed (if any are so required).

(p) Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 7.02(a), Section 7.02(b), and Section 7.02(c) (with respect to Seller and the Company only) and, to Seller’s Knowledge, Section 7.02(f) have been satisfied.

(q) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(r) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

(s) Seller shall have delivered to Buyer such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 7.03 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than the representations and warranties of Buyer contained in Section 4.01, Section 4.02 and Section 4.04, the representations and warranties of Buyer contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or material adverse effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Buyer contained in Section 4.01, Section 4.02 and Section 4.04 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) No Action shall have been commenced against Buyer, Seller or the Company, which would reasonably be expected to prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.

(d) All consents, authorizations, orders, approvals, or waivers that are listed on Section 4.02 of the Disclosure Schedules shall have been received, in each case, in form and substance reasonably satisfactory to Seller, and no such consent, authorization, order, approval or waiver shall have been revoked, and executed counterparts thereof shall have been delivered to Seller at or prior to the Closing.

(e) The MPUC Order shall have been received, copies of the MPUC Order shall have been delivered to Seller at or prior to the Closing, the MPUC Order, as of immediately prior to the Closing, shall not have been revoked, reversed, stayed, enjoined, set aside, annulled or suspended, the MPUC Order shall be final and non-appealable, any waiting period prescribed by the MPUC Order or by law with respect to the MPUC Order shall have expired, and any conditions prescribed by the MPUC Order or by law with respect to the MPUC Order shall, to the extent that the MPUC Order or Law require their satisfaction prior to Closing, have been satisfied.

(f) The Ancillary Documents shall have been executed and delivered by the parties thereto and complete copies thereof shall have been delivered to Seller.

(g) Buyer shall have delivered to Seller cash in an amount equal to the Estimated Closing Date Payment by wire transfer of immediately available funds, to an account or accounts designated at least five Business Days prior to the Closing Date by Seller in a written notice to Buyer.

(h) Buyer shall have delivered to third parties by wire transfer of immediately available fund that amount of money due and owing from Seller to such third parties as Transaction Expenses as set forth on the Closing Transaction Expenses Certificate.

(i) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a), Section 7.03(b), and Section 7.03(c) (with respect to Buyer only) have been satisfied.

(j) Buyer shall have delivered to Seller a good standing certificate (or its equivalent) for Buyer from the Secretary of State or similar Governmental Authority of Buyer’s jurisdiction of formation.

(k) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(l) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

(m) Buyer shall have delivered to Seller a valid and complete, executed IRS Form 8023 (or successor form) as contemplated in Section 6.05(b).

(n) Buyer shall have delivered the Replacement Support to the beneficiaries of the Replacement Support.

(o) Buyer shall have delivered to Seller such other documents or instruments as Seller reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE VIII

INDEMNIFICATION

Section 8.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein (other than any representations or warranties contained in Section 3.22 which are subject to ARTICLE VI) shall survive the Closing and shall remain in full force and effect until the date that is 15 months from the Closing Date; provided, that the representations and warranties in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05(a), Section 3.25, Section 4.01, Section 4.02(a), and Section 4.04 shall survive for a period of six (6) years after the Closing Date. All covenants and agreements of the parties contained herein (other than any covenants or agreements contained in ARTICLE VI which are subject to ARTICLE VI) shall survive the Closing for the period set forth in such covenant or agreement, provided that (a) if no period is set forth therein, such covenant or agreement shall terminate upon the complete satisfaction of such covenant or agreement, and (b) any such covenants and agreements that were to be performed prior to or at the Closing shall be deemed performed and completed as of the Closing or, if applicable, waived to the extent performance of such covenants and agreements was not performed prior to or at the Closing and was explicitly waived in writing at or prior to the Closing by the party entitled to performance thereof. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 8.02 Indemnification By Seller. Subject to the other terms and conditions of this ARTICLE VIII, from and after Closing, Seller shall indemnify and defend each of Buyer and its Affiliates (including the Company) and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of, directly or indirectly:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, in any Ancillary Document, or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement or any Ancillary Document (other than in respect of Section 3.22, it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to ARTICLE VI), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement (other than any breach or non-fulfillment of any covenant, agreement or obligation in ARTICLE VI, it being understood that the sole remedy for any such breach or non-fulfillment shall be pursuant to ARTICLE VI); or

(c) any Transaction Expenses or Indebtedness of the Company outstanding as of the Closing to the extent not deducted from the Purchase Price in the determination of the Closing Date Payment.

Section 8.03 Indemnification By Buyer. Subject to the other terms and conditions of this ARTICLE VIII, from and after Closing, Buyer shall indemnify and defend each of Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of, directly or indirectly:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, any Ancillary Document, or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement or any Ancillary Document, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement.

Section 8.04 Certain Limitations. The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a) Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 8.02(a) (i) in respect of any individual claim or series of claims having the same or substantially similar nature or origin or arising from the same or substantially similar facts and circumstances, where the aggregate amount of Losses relating to such claim or series of claims is less than $10,000 (the “Claim Threshold”), and such claim or series of claims with Losses relating thereto of less than the Claim Threshold will not be aggregated or counted for purposes of clause (ii) of this Section 8.04(a) and (ii) until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) exceeds $350,000 (the “Basket”), in which event Seller shall be required to pay or be liable for all such Losses in excess of $175,000 (the “Deductible”). The aggregate amount of all Losses for which Seller shall be liable pursuant to Section 8.02(a) shall not exceed $12,130,000 (the “Cap”).

(b) Buyer shall not be liable to the Seller Indemnitees for indemnification under Section 8.03(a) (i) in respect of any individual claim or series of claims having the same or substantially similar nature or origin or arising from the same or substantially similar facts and circumstances, where the aggregate amount of Losses relating to such claim or series of claims is less than the Claim Threshold, and such claim or series of claims with Losses relating thereto of less than the Claim Threshold will not be aggregated or counted for purposes of clause (ii) of this Section 8.04(b) and (ii) until the aggregate amount of all Losses in respect of indemnification under Section 8.03(a) exceeds the Basket, in which event Buyer shall be required to pay or be liable for all such Losses in excess of the Deductible. The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 8.03(a) shall not exceed the Cap.

(c) Notwithstanding the foregoing, the limitations set forth in Section 8.04(a) and Section 8.04(b) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05(a), Section 3.25, Section 4.01, Section 4.02(a), Section 4.03, and Section 4.04, for which, together with all payments made under Section 6.03 and all other Losses payable by such party based upon, arising out of, with respect to or by reason of any inaccuracy in, breach of, any such representations, warranties, covenants, agreements or obligations under this Agreement shall not exceed one hundred percent (100%) of the Purchase Price in the aggregate.

(d) For purposes of this ARTICLE VIII (including for purposes of determining the existence of any inaccuracy in, or breach of, any representation or warranty and for calculating the amount of any Loss with respect thereto), any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(e) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, consequential, special, indirect similar damages, except to the extent, in each case, (i) such damages are actually paid or payable by an Indemnified Party to another Person with respect to a Third-Party Claim or (ii) such damages (x) naturally and necessarily flow from the breach causing such damages and (y) were reasonably foreseeable at the time of execution of this Agreement.

Section 8.05 Indemnification Procedures. The party making a claim under this ARTICLE VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this ARTICLE VIII is referred to as the “Indemnifying Party”.

(a) Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third-Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that any rights or defenses are forfeited by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third-Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Company, or (y) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 8.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may, subject to Section 8.05(b), pay, compromise, or defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.06) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), except as provided in this Section 8.05(b). If a firm offer is made to settle a Third-Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim at the Indemnified Party’s sole cost and expense and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that any rights or defenses are forfeited by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d) Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Taxes of the Company (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 3.22 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in ARTICLE VI) shall be governed exclusively by ARTICLE VI hereof.

Section 8.06 Payments. Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE VIII, the Indemnifying Party shall satisfy its obligations within forty-five (45) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such forty-five (45) Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to but excluding the date such payment has been made at a rate per annum equal to the “prime rate” then in effect as published in The Wall Street Journal. Such interest shall be calculated daily on the basis of a 365-day year and the actual number of days elapsed.

Section 8.07 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.08 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 7.02 or Section 7.03, as the case may be. Notwithstanding the foregoing, if (a) at least thirty (30) days prior to Closing, Seller provides notice to Buyer pursuant to Section 5.04(a)(i) of any fact, circumstance, event or action the existence, occurrence or taking of which has resulted in, or would reasonably be expected to result in, any representation or warranty made by Seller hereunder not being true and correct in any material respect, (b) such notice includes reasonable information or detail as to such representation or warranty not being true or correct in any material respect and Seller’s good faith assessment of its impact (if any) on the Company, and (c) such notice gives Buyer the right to terminate this Agreement but Buyer does not terminate this Agreement and proceeds to Closing, then Buyer shall have no right to indemnification with respect to such representation or warranty not being true or correct as a result of such fact, circumstance, event or action.

Section 8.09 Exclusive Remedies. Subject to and except for Section 2.04(b) to Section 2.04(d), Section 5.07 and Section 10.11, the parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud or willful misconduct) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in ARTICLE VI and this ARTICLE VIII. In furtherance of the foregoing, except with respect to Section 2.04(b) to Section 2.04(d), Section 5.07 and Section 10.11, each party hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in ARTICLE VI and this ARTICLE VIII. Nothing in this Section 8.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of fraud or willful misconduct.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) by Buyer by written notice to Seller if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VII and such breach, inaccuracy or failure is not reasonably susceptible of being cured by Seller prior to the Outside Date;

(ii) any of the conditions set forth in Section 7.01 or Section 7.02 shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(iii) the MPUC Order shall not have been received by the Outside Date, or if the MPUC Order is permanently revoked, reversed, stayed, enjoined, set aside, annulled or suspended on or before the Outside Date;

(c) by Seller by written notice to Buyer if:

(i) Seller is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VII and such breach, inaccuracy or failure is not reasonably susceptible of being cured by Buyer prior to the Outside Date; or

(ii) any of the conditions set forth in Section 7.01 or Section 7.03 shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(iii) the MPUC Order shall not have been received by the Outside Date, or if the MPUC Order is permanently revoked, reversed, stayed, enjoined, set aside, annulled or suspended on or before the Outside Date; or

(d) by Buyer or Seller in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited, provided that if either Buyer or Seller, at their respective sole cost and expense, is challenging such Law, then neither Buyer nor Seller may terminate this Agreement until the Outside Closing Date has occurred, or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 9.02 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) that the obligations set forth in this ARTICLE IX and ARTICLE X hereof and any provision which, by its terms, states that it survives a termination of this Agreement shall survive termination; and

(b) that nothing herein shall relieve any party hereto from liability for any breach of any provision hereof.

ARTICLE X

MISCELLANEOUS

Section 10.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, Buyer and Seller shall be equally responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act or the MPUC Order or to The Office of the Public Advocate of the State of Maine.

Section 10.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of receipt) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Seller:	Avangrid Management Company 180 Marsh Hill Road Orange, CT 06477 E-Mail: ryan.shields@avangrid.com Attention: Ryan Shields Senior Vice President - Corporate Development

with a copy to:	Avangrid Management Company 180 Marsh Hill Road Orange CT, 06477 E-mail: cristina.gonzalez-aleman@avangrid.com Attention: Cristina Gonzalez-Aleman Vice President- Visiting Deputy General Counsel

If to Buyer:	Unitil Corporation 6 Liberty Lane West Hampton, NH 03842 E-mail: hurstakd@unitil.com Attention: Daniel J. Hurstak, Senior Vice President, Chief Financial Officer & Treasurer

with a copy to:	Unitil Corporation 6 Liberty Lane West Hampton, NH 03842 E-mail: whitney@unitil.com Attention: Sandra L. Whitney, Corporate Secretary

Section 10.03 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.05 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 5.07(e), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.06 Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that prior to the Closing Date, Buyer may, without the prior written consent of Seller, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.08 No Third-Party Beneficiaries. Except as provided in Section 6.03 and ARTICLE VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement .

Section 10.09 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.10 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE DECLINES TO ACCEPT OR DOES NOT HAVE JURISDICTION, ANOTHER STATE COURT LOCATED WITHIN THE STATE OF DELAWARE OR, IF NO STATE COURT LOCATED WITHIN THE STATE OF DELAWARE HAS JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE), AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF

PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL SUIT, ACTION OR PROCEEDING, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).

Section 10.11 Specific Performance. The parties agree that a breach of this Agreement would give rise to irreparable harm, for which monetary damages would not be an adequate remedy, and that in the event of a breach or a threatened breach by a party of this Agreement, the other party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 10.12 Non-Recourse; Release.

(a) This Agreement and each of the Ancillary Documents may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement or any Ancillary Document, or the negotiation, execution or performance of this Agreement or any Ancillary Document, may only be brought against the entities that are expressly named as parties hereto or thereto, respectively, and then only with respect to the specific obligations set forth herein or therein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or thereto or of any Affiliate of any party hereto or thereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or thereto under any Ancillary Document or for any claim or action based on, in respect of or by reason of the transactions contemplated hereby or thereby.

(b) Effective as of the Closing, Seller hereby irrevocably waives and releases the Company from any claims, rights, liabilities, actions, Indebtedness, damages, expenses or reimbursement obligations, in each case in connection with any matter whatsoever that occurred or arose at any time prior to the Closing; except for any rights of Seller under this Agreement or any Ancillary Document.

Section 10.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signature page of this Agreement executed by electronic means, including by DocuSign or other similar software, and/or a signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission, shall be deemed to have the same legal effect as delivery of an original, manually signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their duly authorized officers.

AVANGRID ENTERPRISES, INC.

By:	/s/ Al Langland
Name:	Al Langland
Title:	President of MNG, and Vice President, Gas & Hydro Engineering & Operations

By:	/s/ Andrea Vanluling
Name:	Andrea Vanluling
Title:	Vice President and Deputy Controller

UNITIL CORPORATION

By:	/s/ Thomas P. Meissner, Jr.
Name:	Thomas P. Meissner, Jr.
Title:	Chairman and Chief Executive Officer